Exhibit 99.1

The Descartes Systems Group Inc.

Annual and Special Meeting of Shareholders

to be held on

June 1st, 2017

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”)
Thursday, June 1, 2017

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, June 1, 2017, in the Jamieson Room at the Homewood Suites, 800 Jamieson Parkway, Cambridge, Ontario, Canada at 9:00 a.m. (Eastern time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2017, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if deemed advisable, approve the continuation, amendment and restatement of the Corporation’s Shareholder Rights Plan;

5.	to consider and, if deemed advisable, adopt an ordinary resolution approving the amendment and restatement of the Corporation’s Performance and Restricted Share Unit Plan;

6.	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 24, 2017 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. (Eastern time) on May 30th, 2017 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
Dated at Waterloo, Ontario, Canada on May 2nd, 2017.
BY ORDER OF THE BOARD OF DIRECTORS

Michael Verhoeve
Corporate Secretary

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXYHOLDER	1
Registered Shareholders	1
Non-Registered Shareholders	2
REVOCATION OF PROXIES	3
VOTING OF PROXIES	3
VOTING OF SHARES	3
PRINCIPAL HOLDERS OF VOTING SHARES	4
CURRENCY	4
MATTERS TO BE ACTED UPON AT THE MEETING	4
1. Presentation of Financial Statements	4
2. Election of Directors	4
Director Tenure and Age	11
Nomination of Directors	12
Orientation of New Directors	12
Continuing Education	12
3. Appointment of Auditors	15
4. Continuation, Amendment and Restatement of Shareholder Rights Plan	16
5. Amendment to the Corporation’s PRSU Plan	20
6. Advisory Vote on Executive Compensation (Say-On-Pay Vote)	21
7. Other Matters	22
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	23
Mandate of the Board of Directors	24
Risk Oversight	24
Committee Charters and Position Descriptions	25
Audit Committee	26
Compensation Committee	28
Corporate Governance Committee	28
Nominating Committee	29
Board of Directors, Committee and Individual Director Assessments	29
Policy on Diversity	30
Ethical Business Conduct	30
Succession Planning	31
STATEMENT OF COMPENSATION GOVERNANCE	32
Compensation Committee	32
Compensation Committee Report	33
Compensation Discussion and Analysis	34

Overview of Compensation Program	34
Compensation Oversight Process	34
Use of Compensation Consultants	34
Executive Compensation	35
Executive Officer Compensation Philosophy	35
Role of Executive Officers in the Compensation Process	36
Hedging and Pledging Restrictions	36
Compensation-related Risks	36
Compensation Objectives	38
Summary Compensation Table	51
Outstanding NEO Option-based Awards and Share-based Awards	52
NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2017	53
NEO Termination and Change of Control Benefits	53
Quantitative Estimates of Payments to NEOs upon Termination or Change of Control	55
Incentive Compensation Clawback Policy	56
Equity Ownership Policies	57
Director Compensation	58
Compensation Policies	58
Fiscal 2017 Compensation for Directors	59
Outstanding Director Option-Based Awards and Share-based Awards	59
Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2017	60
SECURITY-BASED COMPENSATION PLANS	61
Common Shares Authorized for Issuance Under Equity Compensation Plans	61
1998 Stock Option Plan	62
PRSU Plan	66
Directors’ DSU Plan	69
Cash-settled RSU Plan	69
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	70
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	70
GENERAL	70
SHAREHOLDER PROPOSALS	70
APPROVAL BY THE BOARD OF DIRECTORS	71

SCHEDULE “A” - SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER
RIGHTS PLAN	A-1
SCHEDULE “B” - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	B-1
SCHEDULE “C” - MANDATE FOR THE BOARD OF DIRECTORS	C-1

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, June 1, 2017

SOLICITATION OF PROXIES
This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, June 1, 2017 at 9:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER
The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. (Eastern time) on May 30, 2017 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder may vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation’s expense. The Corporation is not distributing copies of this Circular and accompanying Notice of Meeting directly to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-0082, at any time up to and including 9:00 a.m. (Eastern time) on May 30, 2017, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES
On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. If no choice is specified in the proxy with respect to a particular matter identified in the accompanying Notice of Meeting, the Common Shares represented by proxies given in favour of the persons designated by Management will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted or withheld from voting by those persons pursuant to such discretionary authority.

VOTING OF SHARES
The board of directors (the “Board”) has fixed April 24, 2017 as the record date for the Meeting. Shareholders of record at the close of business on April 24, 2017 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting. As at May 2nd,  2017, the Corporation had 75,969,296 Common Shares issued and outstanding, each entitling the holder to one vote, without cumulation, on each matter to be voted on at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Corporation or its shareholders.
A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding

Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting.
The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act (“CBCA”) provides that a corporation’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at May 2nd, 2017, the only persons or companies who beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares were as follows:
Name	Number of Common Shares	Percentage of Class
T. Rowe Price Associates, Inc.(1)	11,102,325	14.6%
___________________________
(1) The number of Common Shares reported as beneficially owned by T. Rowe Price Associates, Inc. is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on February 7, 2017, reporting ownership as of December 31, 2016.
CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the noon foreign exchange rate on January 31, 2017, the last business day of fiscal 2017. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.3030.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2017 and the reports of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Election of Directors

The number of directors to be elected at the Meeting is eight. Under the Corporation’s by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

Mr. David Anderson, a current member of the Board of Directors, is not standing for re-election at the Meeting.

Except where authority to vote in respect of the election of directors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the nominees listed in the table below under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information as of the date of this Circular regarding each of the eight people proposed to be nominated for election as a director at the Meeting, including the number of Common Shares (and share-based units) beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.
Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Options
David I. Beatson, B.Sc., M.B.A. Hillsborough, California, U.S.A. Age – 69 Chair – Nominating Committee Member – Compensation Committee	2006	5,252	37,191	0	0	0	0

Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay-Area consulting firm focusing on strategic planning and mergers and acquisitions. From December 2006 to October 2012, Mr. Beatson was Chief Executive Officer of GlobalWare Solutions, a full-service provider of e-commerce services along with digital and physical supply chain management solutions with operations in North America, Europe and Asia. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and Chief Executive Officer of Circle International Group, Inc., a global transportation and logistics company, and as President and Chief Executive Officer of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors, chair of the audit committee and member of the compensation committee of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards.

Deborah Close, B.A. Calgary, Alberta, Canada Age – 63 Member – Audit Committee Member – Compensation Committee	2015	0	15,993	0	0	0	0

Ms. Close is a corporate director.  Ms. Close held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. Tervita Production Services delivered engineering and field-based services to the oil and gas industry. From 2002 to 2010, Ms. Close was the Executive Vice President of DO2 Technologies (now Transzap, Inc.), a software company providing electronic invoicing to the oil and gas industry. During Ms. Close’s tenure, DO2 grew from a start-up to the leading provider of e-invoicing to oil and gas companies and their suppliers. Prior to DO2, Ms. Close served in a number of Regional Vice President roles in Halliburton Corporation’s software division, Landmark Graphics.  She held executive roles in several of Landmark’s largest regions, including VP of Strategic Accounts, Regional VP of North America and Regional VP of Europe and the Former Soviet Union. During Ms. Close’s 12 years at Halliburton, she worked in Canada, the US and Europe.  Ms. Close also currently serves on the board of directors of a private oil and gas company.  Ms. Close holds a Bachelor of Arts from the University of Calgary.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Options
Eric A. Demirian, BBM, C.P.A, C.G.A, C.A. Toronto, Ontario, Canada Age – 58 Chair of the Board Member – Audit Committee Member – Corporate Governance Committee	2011	10,000	41,361	0	0	0	0

Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ESL), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian is also a member of the Advisory Council for the Ted Rogers School of Management at Ryerson University (Toronto, Canada). Mr. Demirian has served as non-executive Chair of the Board of the Corporation since May 2014 and was previously Chair of the Corporation’s audit committee.

Chris Hewat, B.A., LL.B., M.B.A. Toronto, Ontario, Canada Age – 56 Member – Corporate Governance Committee	2000	5,000	39,239	0	0	0	0

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising on securities and business law matters, with a focus on mergers and acquisitions, corporate finance and private equity transactions. He has particular expertise in advising issuers, investors and investment dealers in the technology sector. Mr. Hewat has served as a director of a number of private and public companies, and is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Blake, Cassels & Graydon LLP provided legal services to the Corporation during the fiscal year ended January 31, 2017 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2018.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Options
Jane O’Hagan, B.A. (Hons.) Calgary, Alberta, Canada Age – 53 Chair – Corporate Governance Committee Member – Compensation Committee Member – Nominating Committee	2014	0	26,912	0	0	0	0

From 2010 until 2014, Ms. O’Hagan was the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited (“CP Rail”). Ms. O’Hagan was with CP Rail since 2002 as Senior Vice President, Strategy and Yield (2008-2009), Vice President Strategy and External Affairs (2005-2008), Vice President, Strategy and Research (2003-2005) and Assistant Vice President, Strategy and Research (2002-2003). Prior to her roles at CP Rail, Ms. O’Hagan was the principal health care consultant for Organomics, Inc. (2001-2002). Prior to her role at Organomics, Ms. O’Hagan was a consultant and Vice President, Strategy & Business Development at the Greater Baltimore Medical Center (1995-2001).  Ms. O'Hagan has served as a director of USD Partners GP LLC, the general partner of USD Partners LP (NYSE:USDP), an acquirer, developer and operator of energy-related rail terminals and other complementary midstream assets, since October 2014.  Ms. O’Hagan serves as the Chair of the USD Partners GP LLC board’s conflicts committee and as a member of the audit committee.  Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and has completed graduate studies in Program and Policy Studies from the University of Western Ontario. In December 2012, Ms. O’Hagan was named one of Canada’s 2012 Top 100 Most Powerful Women by the Women Executive Network, an organization dedicated to recognizing the achievements of women who hold senior positions in Canada’s corporate community.  Ms. O’Hagan is a graduate of the Institute of Corporate Directors Training Program and holds the ICD.D designation.

Edward J. Ryan, B.A. Fort Washington, Pennsylvania, U.S.A. Age – 48 Chief Executive Officer	2014	37,549	0	1,823	158,381	219,813	69,890

Mr. Ryan is Descartes’ Chief Executive Officer, having been appointed to that position in November 2013. Since 2000, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on the Corporation’s network and recurring business. Prior to his appointment as Chief Executive Officer, Mr. Ryan served as the Corporation’s Chief Commercial Officer (2011-2013), Executive Vice President, Global Field Operations (2007-2011), General Manager, Global Logistics Network (2004-2007) and Vice President, Sales (2000-2004). Mr. Ryan first joined Descartes in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan has a Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, U.S.A.

John J. Walker, B.Sc., C.P.A., C.G.M.A Wyckoff, New Jersey, U.S.A. Age – 64 Chair – Audit Committee	2011	2,500	41,522	0	0	0	0
Mr. Walker is a corporate director and a Certified Public Accountant and a Chartered Global Management Accountant. Mr. Walker has 37 years overall financial and executive management experience including 21 years of experience as a Chief Financial Officer with both public and private companies. Most recently, he served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their shareholder, investor and marketing & business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation, a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served for six years as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker also served for six years as Treasurer and Assistant Corporate Controller of Princess Hotels International a company involved in the ownership and operation of luxury resort hotels, real estate and timesharing developments. Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Director Nominees	Director Since	Common Shares	DSUs	CRSUs	RSUs	PSUs	Options
Dennis Maple, B.Sc. Malvern, Pennsylvania, U.S.A. Age – 57	New Nominee

Mr. Maple is a new nominee for election to the Board. Since January 2014, Mr. Maple has been the President of First Student, Inc., a subsidiary of United Kingdom publicly-traded First Group plc. First Group plc is the leading transport operator in the United Kingdom and North America, providing solutions encompassing student bus transportation and public rail. Mr. Maple’s portfolio at First Student includes 57,000 employees focused on providing more than 6 million passenger journeys daily across the U.S. and Canada. Prior to serving as President of First Group, from 2006 to January 2014, Mr. Maple was President of Aramark Education where he had responsibility for more than 15,000 employees serving more than 4,500 U.S. schools with food preparation, facilities management and related services. Prior to his role as President of Aramark Education, from 2003 to 2006, Mr. Maple held senior executive management positions at Aramark. Prior to serving in an executive role at Aramark, from 1994 to 2003, Mr. Maple served as an Area Vice President at Coors Brewing and in several other management roles. Prior to 1994, Mr. Maple held roles at Kraft-General Foods, PepsiCola and The Quaker Oats Company. Mr. Maple has\ a Bachelor of Science, Business Administration, Accounting from the University of Tennessee. Mr. Maple has served on numerous charitable and community-based boards and has been an active participant in organizations supporting primary and secondary schools and communities across North America.

Previous Voting Results

At the previous year’s annual meeting of shareholders held on May 26, 2016, each of the above proposed nominees was re-elected (or elected, as the case may be) by way of the following voting results:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	65,710,885	495,453	99.25%
Deborah Close	66,185,133	21,205	99.97%
Eric Demirian	65,198,907	1,007,431	98.48%
Christopher Hewat	50,279,017	15,927,321	75.94%
Jane O’Hagan	65,721,064	485,274	99.27%
Edward Ryan	66,124,889	81,449	99.88%
John Walker	66,184,033	22,305	99.97%

Assessment of Skills of Proposed Director Nominees

The Corporate Governance Committee uses the following categories of skills and experience to assess the overall strength and diversity of the group of non-executive directors on the Board.

	Senior Executive Leadership	Other Public Company Board Experience	Risk and Compliance Management	Financing	Financial Reporting	Strategic Planning	M&A	Human Resources / Compensation	Corporate Governance	International Business Operations and Sales and Marketing	Technology / IT Industry	Transportation and Logistics Industry
David Beatson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Deborah Close	✓		✓			✓		✓		✓	✓
Eric Demirian	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Chris Hewat		✓		✓			✓		✓
Jane O’Hagan	✓	✓	✓			✓	✓	✓	✓	✓		✓
John Walker	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Dennis Maple	✓		✓	✓	✓	✓		✓	✓		✓	✓

Board Independence

National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”)  recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with six of eight directors being independent. The six independent directors currently are: Mr. Anderson; Mr. Beatson; Ms. Close; Mr. Demirian; Ms. O’Hagan; and Mr. Walker. Mr. Ryan is the Chief Executive Officer (“CEO”) of the Corporation and is therefore not independent.  Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” below), and is therefore not independent. Mr. David Anderson is not standing for re-election at the Meeting. Mr. Maple, the new proposed nominee to the Board of Directors is considered to be independent.  Accordingly, of the eight people proposed to be nominated for election as a director at the Meeting, six are independent.

Independent Chair of the Board

Mr. Demirian, an independent director, is the Chair of the Board, and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors.

Meetings of Independent Directors

The independent directors meet without management at every board meeting, including special meetings.  The various committees of the Board also hold in camera sessions of the independent directors at the conclusion of every committee meeting, during which management are not present. The Board met ten times during fiscal 2017, and at each meeting held an in-camera session without members of management present, and a further three times so far in the first three months of fiscal 2018, again holding an in-camera session at each such meeting without members of management present.

Director Service on Other Boards

Currently, the following directors serve on the following boards of other public companies:

Director	Public Company Board Membership
David I. Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Eric A. Demirian	Enghouse Systems Ltd. (TSX:ESL) Imax Corporation (NYSE:IMAX) Redline Communications Inc. (TSX:RDL)
Jane O’Hagan	USD Partners LP (NYSE:USDP)

Director Meetings and Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2016.

	Year ended January 31, 2017	February 1, 2017 – May 2, 2017	Total
Board	10	3	13
Audit Committee	5	1	6
Compensation Committee	5	2	7
Corporate Governance Committee	5	1	6
Nominating Committee	3	1	4

The attendance of the proposed nominees, other than new proposed nominee Mr. Maple, at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance Committee Meetings Attended	Nominating Committee Meetings Attended
David I. Beatson	12 of 13		7 of 7		4 of 4
Deborah Close[1]	13 of 13	6 of 6	7 of 7[1]
Eric Demirian	13 of 13	6 of 6		5 of 5
Chris Hewat	13 of 13			5 of 5
Jane O’Hagan	13 of 13		7 of 7	5 of 5	4 of 4
Edward J. Ryan	13 of 13
John J. Walker	13 of 13	6 of 6
_______________________________
(1) Deborah Close was appointed to the Compensation Committee on May 26, 2016 but had attended all meetings of the Compensation Committee in fiscal 2017 up to May 26, 2016 as an observer.

Director Tenure and Age

The Corporation does not have director term limits or a formal retirement policy given its concern that term limits and retirement policies indiscriminately eliminate both high and low performing directors as well as directors with unique and critical skill sets based solely on tenure or age. Instead, the Board:

1.
Has a process of rigorous annual director peer evaluations that allow the Chair of the Board (or in the case of the evaluation of the Chair of the Board, the Chair of the Corporate Governance Committee) to have a clear understanding of relative director contribution, skillset and expertise, so that an appropriate level of director turnover can be achieved by having one or more directors not stand for re-election at appropriate times;

2.
Maintains a director skill set and experience matrix to ensure that, in choosing director candidates, it is focused appropriately on skills and experience critical to the Board’s responsibilities, including assessing and providing input on the Corporation’s strategic and operating activities;

3.	Provides for periodic rotation of Committee and Board Chairs and committee members to allow for fresh perspectives to be regularly considered; and
4.
Provides clear disclosure in the Corporation’s management information circular of director tenure and age and an explanation of how the Corporation’s approach ensures diversity of skills, experience, background and gender and an appropriate level of turnover.

The Board strives to maintain a balance of experience and familiarity with the business and operations of the Corporation with fresh perspectives, as reflected by the following chart which summarizes the tenure composition of the current Board.
In the past ten years, seven (7) individuals have joined the Board and six (6) individuals have retired from the Board. The average tenure of the current directors of the Corporation is 6.75 years and the average age is 60 years.

Nomination of Directors

The Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Nominating Committee, on annual basis, reviews the competencies and skills that the Board as a whole should possess as well as the current strengths, skills and experience represented by each current director in light of the objectives, priorities, strategic direction and areas of focus of the Corporation. The Nominating Committee does not set specific minimum qualifications for director positions but rather assesses potential candidates for nomination to the Board based on a particular candidate’s skills, experience, background and ability to commit and fulfill their duties as a director as well as consideration of the Corporation’s policy with respect to diversity and the Corporation’s current needs after taking into consideration the current composition of the Board.
Orientation of New Directors

Responsibility for orientation of new directors is assigned by the Board to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. The Corporate Governance Committee reviews this program on an annual basis.
When a new director joins the Board, the new director’s orientation program takes into account the new director’s background and skills as well as the new director’s contemplated committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chair of the Board, the CEO, the President and Chief Operating Officer (the “President and COO”), the Chief Financial Officer (the “CFO”) and the Corporation’s General Counsel, in addition to other senior members of Management. The Corporation’s General Counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”), the Corporation’s Corporate Governance Framework, the Corporation’s policy with respect to diversity, Insider Trading Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s General Counsel includes the Chair of the Board in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board.
Continuing Education

The Corporate Governance Committee is responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations. Sessions conducted for the Board in fiscal 2017 included the following:

Date	Topic	Description	Director Attendance
March 2, 2016	Product Overview and Competitive Landscape
As part of a regular strategic review and budget planning session the Board received a presentation from the CEO and President and COO on the Corporation’s overall product and service offerings and the markets being served, including the competitive landscape faced by the Corporation.

David Anderson David Beatson Deborah Close Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker

May 24, 2016	The New World of Cyber Risk
The Board received a presentation from the cyber-security practice team of KPMG on the topic of emerging threats and mitigation strategies for cyber-security risks.  The presentation was followed by a presentation from the Corporation’s EVP Information Systems on the Corporation’s current information security strategies.

David Anderson David Beatson Deborah Close Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker
Sept 6, 2016	Corporate Governance Principles
The Board received a presentation from the Corporation’s General Counsel on the topic of Corporate Governance Principles as published by the Canadian Coalition for Good Governance, with a review and comparison of the current governance practices of the Corporation to those published principles.

David Anderson Deborah Close Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker
Nov 29, 2016	Sales Structure and Process
The Board received a presentation from the Corporation’s SVP Sales,  North America on the overall sales organization structure of the Corporation and the sales process utilized by the Corporation’s sales organization.

David Anderson David Beatson Deborah Close Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker

In addition, each of the committees of the Board may schedule education sessions with third party consultants that have been retained by such committees in connection with the fulfillment of the mandate of the committee. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in. The following is a summary of the continuing education undertaken by each of the current non-executive directors during fiscal 2017, who are proposed for re-election at the Meeting.
Director	Continuing Education
David I. Beatson
Attended various supply chain and logistics industry conferences, including Council of Supply Chain Management Professionals, Armstrong Supply Chain Conference, BG Strategic Advisors Supply Chain Executive Conference.  Completed NASBA CPE credits in (1) What Boards Need to Know About Cybersecurity (But May Be Afraid to Ask), (2) Quarterly Technical Update - Q3 2016 (10-11-16), and  (3) Understanding Your Cyber Risk Through Private and Public Collaboration and the Use of Threat Intelligence.   Served as a Audit Committee Panel Chairperson at the  BDO Board Forum - The Current Regulatory Environment in Dallas in January.  Completed continuing education from providers including KPMG, and BDO.

Deborah Close
Completed 48 hours of training in the ICD (Institute of Corporate Directors) Director Education Program covering topics including board and director effectiveness; corporate strategy formulation; enterprise risk management; and monitoring financial strategy, risks and disclosure.  Attended seminars by Deloitte, Meridian and Equilar on topics including shareholder engagement, cybersecurity, and trends in executive and director compensation.  Also attended four APEC conferences dealing with global economic trends and impact on trade and trade regulations.

Eric Demirian
Attended numerous ongoing continuing education sessions from providers such as PwC, Deloitte, KPMG and the National Association of Corporate Directors. Topics included US and International Financial Reporting Standards accounting and reporting, cyber security and information technology, corporate governance and information technology matters. In addition, undertook self-study of accounting and corporate governance topics by reading trade journals and articles.

Chris Hewat
Attended seminars and presentations addressing topics including developments in merger and acquisition transactions; securities regulatory developments; capital markets and financing; director obligations and liabilities; banking card payment systems; securities litigation and class actions; implications of proposed tax legislative amendments; corporate governance matters including ethics, diversity and inclusivity issues, proxy advisory firms and say-on-pay proposals. Ongoing self-study of mergers and acquisitions, finance and corporate governance developments and practice.

Jane O’Hagan
Completed ICD-Rotman Directors Education and obtained ICD.D designation in June 2016. Completed 14 hours of National Association of Corporate Directors continuing education for director training in corporate governance. Participated and attended conferences in transportation policy, shipping and logistics for global trade and promoting diversity for boards and management in the transportation and energy sectors. Attended 16 hours in seminars in best practices for corporate governance and compensation including specific topics such as emerging trends in executive compensation, board effectiveness, director peer reviews, talent management, succession planning and cyber security and risk management. In addition, undertook self-study in corporate governance topics related to risk management, crisis management and reputation management.

John J. Walker
Completed 37 hours of continuing professional education credits conducted by PWC, Deloitte, KPMG, and the National Association of Corporate Directors in the following areas of study: accounting & financial reporting, revenue recognition, corporate governance & risk, tax, treasury & cash management, internal controls, cyber security, internal audit, information technology, banking & finance, human resources, compensation matters, BEPS, IFRS financial reporting standards and Board best practices.   In addition, undertook self-study in enterprise-wide and cyber security risk management, the new revenue recognition standards, audit committee best practices and hot topics, crisis management, succession planning and talent development and internal audit best practices.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) whereby, in an uncontested election of directors, any nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares withheld from voting, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee, or such other committee of the Board as is applicable, will promptly consider such tendered resignation and make a recommendation to the Board to accept such resignation unless there are exceptional circumstances that would support rejection of the resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee (subject to the terms of the Majority Voting Policy) or Board deliberations on the resignation offer.

Advance Notice Provisions

The Corporation’s by-laws provide for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA. The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business (Eastern time) on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business (Eastern time) on the fifteenth day following the day on which the first public announcement of the date of the meeting was made. The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice in order for it to be valid. The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process. A copy of the Corporation’s by-laws are available on SEDAR at www.sedar.com.

3.	Appointment of Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. KPMG LLP have been the auditors of the Corporation since April 16, 2015.
Except where authority to vote in respect of the appointment of auditors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to re-appoint KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.
Audit Fees

For the fiscal year ended January 31, 2017 (“fiscal 2017”) and the fiscal year ended January 31, 2016 (“fiscal 2016”), the Corporation incurred the approximate fees set out below for the services of KPMG LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.
The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years:

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2017	$466,831	$-	$-	$-	$466,831
January 31, 2016	$321,405[1]	$-	$-	$-	$321,405
(1) KPMG commenced as the Corporation’s auditors during fiscal 2016.

“Audit Fees” relate to professional services rendered for the audit of the Company’s annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year and fees associated with a statutory audit of one of our subsidiaries in a foreign jurisdiction.  The above amounts are exclusive of any disbursements and related taxes.

4.            Continuation, Amendment and Restatement of Shareholder Rights Plan

Background

The Corporation and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of May 29, 2014 (the “Rights Plan Agreement”) to implement the Amended and Restated Shareholder Rights Plan (the “Rights Plan”), which amended and restated a predecessor of the Rights Plan that was amended and restated as of June 2, 2011 and May 29, 2008 and originally established in 2004. The Rights Plan was confirmed by the shareholders at the annual and special meetings of shareholders held on May 29, 2008, June 2, 2011 and May 29, 2014. The Corporation’s Board has approved an amended and restated shareholder rights plan (the “Amended Rights Plan”) that is to be governed by an agreement to be dated the date of the Meeting (the “Amended Rights Plan Agreement”), if approved at the Meeting.

The Amended Rights Plan discourages the making of certain take-over bids (e.g., that may be structured in such a way as to be coercive or discriminatory in effect) by creating the potential of significant dilution to any offeror who becomes the beneficial owner of 20% or more of the outstanding Common Shares. This potential is created through the issuance to all shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than the offeror and its joint actors. An offeror can avoid that potential by making a “Permitted Bid” (as defined in the Amended Rights Plan Agreement), negotiating with the Board to have the rights plan waived, or by applying to a securities commission to “cease trade” the rights issued under the rights plan if the Corporation cannot develop an auction. Any of these approaches will give the Board more control over such sale process and increase the likelihood of a better offer to the Corporation’s shareholders. See “Objectives of the Amended Rights Plan” below.
Proposed Amendments
On February 25, 2016, the Canadian Securities Administrators announced amendments (the “CSA Amendments”) effective May 9, 2016, to the minimum period a take-over bid must remain open for deposits of securities thereunder. The CSA Amendments extended the minimum period from 35 days to 105 days, with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions. As a result, the key proposed substantive amendments to the Rights Plan are to extend the period of time a Permitted Bid or Competing Permitted Bid must remain open. To ensure the Permitted Bid and Competing Permitted Bid definitions in the Rights Plan remain aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the Amended Rights Plan contains the following amendments to the Rights Plan:
•
The definition of “Permitted Bid” in the Rights Plan has been amended to require that a Take-over Bid (as defined in the Amended Rights Plan), to be considered a Permitted Bid for purposes of the Amended Rights Plan, must contain, and be subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the earlier of (i) the date 105 days following the date of the Take-over Bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.

•
The definition of “Competing Permitted Bid” in the Rights Plan has been amended to require that a Take-over Bid, to be considered a Competing Permitted Bid for the purposes of the Amended Rights Plan, must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.

The Amended Rights Plan also contains revised definitions of: (i) “Acting Jointly or in Concert” in order to remove references to the voting of securities, which references some commentators view as possibly having a chilling effect on shareholder initiatives relating to the voting of shares on corporate governance matters, and therefore, in the view of such commentators, making the Rights Plan overly broad in application; and (ii) “Control” in order to remove a reference to equity interests, which reference some commentators view as possibly including entities that neither control nor are controlled by an offeror making a takeover bid, and therefore, in the view of such commentators, making the Rights Plan overly broad in application.
Further, certain provisions of the Rights Plan have been revised in the Amended Rights Plan to reflect that the continuation of the Amended Rights Plan will be subject to review by holders of Common Shares at or prior to the annual meeting of such shareholders to be held in the 2020 calendar year.
Apart from the above-mentioned amendments and certain other non-substantive amendments of a “housekeeping” nature to permit greater clarity and consistency, the Amended Rights Plan is identical to the Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Corporation and Rights Agent will execute the Amended Rights Plan Agreement and the Amended Rights Plan will come into effect. If the resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and will not become effective and the Corporation will no longer have any form of shareholder rights plan.

At the Meeting, holders of Common Shares will be asked to consider, and if thought advisable, to approve, with or without amendment, the following resolution approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation (the “Rights Plan Resolution”):

BE IT RESOLVED THAT:
1.            The shareholder rights plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of June 1, 2017, 2017 between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated May 29, 2014 between the Corporation and the Rights

Agent (the “Rights Plan Agreement”) and continues the rights issued under the Rights Plan Agreement, is hereby approved; and
2.            Any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.
Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “A” hereto.  All capitalized terms used in this section of the Circular and Schedule “A” have the meanings set forth in the Amended Rights Plan Agreement unless otherwise indicated. The complete text of the Amended Rights Plan Agreement is available on the Corporation’s website at www.descartes.com. The complete text of the Rights Plan Agreement is available on SEDAR at www.sedar.com under filings of “The Descartes Systems Group Inc.”, filed on April 28, 2017 under the filing type of “Other Security-holders Documents”. Both the Rights Plan Agreement and the Amended Rights Plan Agreement are also available to any shareholder upon request to the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan Agreement or the Amended Rights Plan Agreement should contact the Corporation by telephone at (519) 746-6114 or by facsimile at (519) 747-0082, in both cases to the attention of the Corporate Secretary of the Corporation. The description of the Rights Plan, the Rights Plan Agreement, the Amended Rights Plan and the Amended Rights Plan Agreement contained herein is qualified in its entirety by the full text of the Rights Plan Agreement and the Amended Rights Plan Agreement, as applicable.

Objectives of the Amended Rights Plan

Approval of the Amended Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Amended Rights Plan are to ensure, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, that shareholders have an equal opportunity to participate in a bid and lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid and to ensure the Board is able to explore and develop alternatives for maximizing shareholder value, including implementation of the Corporation’s long-term strategic plans, as those may be modified by the Corporation from time to time.

The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation.

In approving the Amended Rights Plan, the Board considered that while existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control or effective control of an issuer may be acquired pursuant to a private agreement in which a small group of security-holders dispose of their securities at a premium to market price which premium is not shared with other security-holders. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which is not shared with the other shareholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without payment of fair value for control or a fair sharing of a control premium among all security-

holders. These are generally known as “creeping bids” or “exempt bids”. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, including those acquisitions that are not subject to the formal take-over bid rules under Canadian securities laws, to better ensure that shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of the Corporation. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “A” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the CBCA and securities laws to promote a change in the management or direction of the Corporation, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The continuation of the Rights Plan does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board believes that the dominant effect of the Amended Rights Plan will be to maximize the Corporation’s opportunity to enhance shareholder value, and ensure equal treatment of all shareholders in the context of a take-over bid for the Common Shares.

Vote Required

The Amended Rights Plan has been conditionally approved by the Toronto Stock Exchange (the “TSX”), subject to shareholder approval. The TSX and the terms of the Rights Plan Agreement require that the continuation of the Rights Plan, and amendment and restatement of the Rights Plan Agreement, must be approved by (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy, at the Meeting; and (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, at the Meeting. If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and the Amended Rights Plan will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Recommendation of the Board of Directors

The Board has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation that the Corporation have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board unanimously recommends that shareholders vote FOR the continuation of the Rights Plan as the Amended Rights Plan, and amendment and restatement of the Rights Plan Agreement as the Amended Rights Plan Agreement. On April 25th, 2017, the Board resolved to authorize, subject to regulatory approval and approval by the shareholders at the Meeting, the entering into of the Amended Rights Plan Agreement. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them FOR the Rights Plan Resolution. In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

5.            Amendment to the Corporation’s PRSU Plan

On April 30, 2012, the Board adopted the Performance and Restricted Share Unit Plan (the “PRSU Plan”) pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) (RSUs and PSUs are collectively referred to as “Share Units”). In accordance with the rules and policies of the TSX and in accordance with the provisions of the PRSU Plan, shareholder approval is required for certain amendments to the PRSU Plan. On April 25th, 2017, the Board approved, subject to the approval of the Corporation’s shareholders and the approval of the TSX, an amendment to the PRSU Plan to increase the aggregate number of Common Shares reserved for issuance under the PRSU Plan by an additional 1,500,000 Common Shares. On April 28th, 2017, the Board approved, subject to the approval of the Corporation’s shareholders and the approval of the TSX, an amendment to the amendment provisions of the PRSU Plan to clarify that shareholder approval is required to amend the PRSU Plan to expand the categories of eligible participants under the PRSU Plan to introduce or re-introduce a member of the Board who is not also an employee or officer of the Corporation or a participating subsidiary of the Corporation.
The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. The proposed increase to the limit will allow the Corporation to continue to use PSUs and RSUs to attract and retain key talent and promote significant alignment between employees and the growth objectives of the Corporation.
Currently, the PRSU Plan provides that the aggregate number of Common Shares reserved for issuance shall not exceed 1,087,500 Common Shares. As of May 2, 2017, there were 427,236 PSUs and 292,378 RSUs issued and outstanding pursuant to the PRSU Plan, which, assuming they vested and were settled in Common Shares (assuming a 2.0 adjustment factor for unvested PSUs), represent 874,402 Common Shares, being approximately 1.15% of the issued and outstanding Common Shares as at May 2, 2017.
At the Meeting, holders of Common Shares will be asked to consider and, if thought advisable, to approve, with or without amendment, the following resolution authorizing the amendments to the PRSU Plan (the “PRSU Plan Resolution”):

“WHEREAS the board of directors of The Descartes Systems Group Inc. (the “Corporation”) approved on April 25, 2017 and April 28, 2017 amendments to the Corporation’s Performance and Restricted Share Unit Plan (the “PRSU Plan”) as described under the heading “Matters to be Acted Upon at the Meeting – 4. Amendment and Restatement of the Corporation’s PRSU Plan” in the Corporation’s Management Information Circular dated May 2, 2017 in order to: (i) increase the number of common shares which may be reserved for issuance under the PRSU Plan by an additional 1,500,000 common shares from 1,087,500 common shares to 2,587,500 common shares; and, (ii) amend the amendment provisions.

BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:
1.
the number of common shares which may be reserved for issuance under the PRSU Plan be increased by an additional 1,500,000 common shares from 1,087,500 common shares to 2,587,500 common shares, representing approximately 3.41% of the issued and outstanding Common Shares as at May 2, 2017;

2.
the provisions governing amendments to the PRSU Plan be amended to clarify that the approval of holders of common shares is required to amend the PRSU Plan to expand the categories of eligible participants under the PRSU Plan to introduce or re-introduce a member of the board of directors of the Corporation who is not also an employee or officer of the Corporation or a participating subsidiary of the Corporation; and

3.
any one officer or director of the Corporation be authorized to take such steps or execute such documents that are in his or her opinion necessary or advisable in order to give effect to this resolution.”

The Board has determined that the proposed PRSU Plan amendments are advisable and in the best interests of the Corporation. The PRSU Plan Resolution must be approved by a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.
In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the PRSU Plan Resolution.

A copy of the proposed amended and restated PRSU Plan is available on www.sedar.com under filings of “The Descartes Systems Group Inc.”, filed on April 28, 2017 under the filing type of “Other Security-holders Documents” and is also available to any shareholder upon request to the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6.

6.            Advisory Vote on Executive Compensation (Say-On-Pay Vote)

The Board has determined to provide the Corporation’s shareholders with an advisory vote on the Corporation’s approach to executive compensation.  While this “Say-on-Pay” vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution (the “Say-On-Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Information Circular dated May 2nd, 2017.”

Approval of the Say-On-Pay Resolution will require an affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.
In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Say-On-Pay Resolution.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to increase its current engagement practices with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.
7.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated by Management in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board and Management consider good corporate governance to be central to the effective operation of the Corporation. Both Management and the Board, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements, as well as consideration of best practices in corporate governance and their application to the Corporation’s circumstances.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); the National Policy; and National Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to certain requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “C”.

Risk Oversight

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices, either directly or through its committees, and, with the assistance of its committees, oversee Management’s assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the controls relating to financial information and the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and Management’s reports on those controls.

Consistent with the Board Mandate, in March 2013 the Corporation adopted a risk management policy (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Standards Organization’s ISO 31000:2009, Risk management – Principles and guidelines. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including human-resource based risk, regulatory changes, litigation, changes in customer relationships, information technology risks, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. If new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

Although the Board as a whole has responsibility for risk oversight, the Board exercises its oversight of the Corporation’s risk management policies and practices primarily through its committees, which in turn report back to the Board on risk oversight.

The Audit Committee is responsible for overseeing risks related to our accounting, financial statements, financial reporting process and internal controls related to financial reporting. The Board has also assigned to the Audit Committee primary responsibility for overall enterprise risk management and oversight of the Corporation’s risk management policies, except in those areas where other committees have express responsibility for specific categories of risk, for example, the Compensation Committee in the area of compensation related risk.  As discussed above, the Audit Committee is also responsible for receiving reports from Management on an ongoing basis related to the risk management activities undertaken pursuant to the Risk Management Framework.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Corporate Governance Committee is responsible for monitoring risk and potential risks associated with the effectiveness of the Corporation’s corporate governance framework.

The Nominating Committee is delegated responsibility to monitor risks related to overall Board composition and director succession.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of May 2nd, 2017, the following directors serve on the following committees in the following roles:

Director	Audit	Compensation	Corporate Governance	Nominating
David Anderson		Chair
David I. Beatson		Member		Chair
Deborah Close	Member	Member
Eric Demirian	Member		Member
Chris Hewat			Member
Jane O’Hagan		Member	Chair	Member
Edward J. Ryan
John J. Walker	Chair			Member

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chair of that committee. A description of each committee charter, the committee membership and each committee’s activities in fiscal 2017 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for the roles of the Chair of the Board and the CEO. The Chair of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chair of the Board’s functions and responsibilities include facilitating the functioning of the Board independently of Management, providing independent leadership to the Board, Board management and reviewing Management’s strategic initiatives. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chair of the Board and the CEO are available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Audit Committee

The Audit Committee is comprised of John J. Walker (Chair), Deborah Close and Eric Demirian. Each member of the Audit Committee is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 26th, 2017, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee. The Board has also determined that John J. Walker and Eric Demirian are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes  assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the adequacy of the Corporation’s computerized information system controls and overall enterprise risk management program including cyber-security risk, monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2017, the Audit Committee’s activities included the following:
Audit Committee Meetings
•	The Audit Committee conducted five committee meetings during the year with all members of the committee present at each of the meetings.
•
Our independent auditors – KPMG – are in attendance at each meeting to report on the results of their quarterly reviews of the interim financial statements and the annual audit of the financial statements and annual audit of internal controls over financial reporting.

•
At each meeting of the Audit Committee we conduct an in-camera meeting with KPMG without management present, as well as an in-camera meeting with the head of internal audit without management present, and an in-camera meeting with the CFO without the other members of senior management present; and

•	Also at each meeting of the Audit Committee we conduct an in-camera meeting of the members of the Audit committee and other Board members in attendance, without management present.

Fiscal 2017 Audited Consolidated Financial Statements
•
Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements prepared by Management, and the footnote disclosures and management’s discussion and analysis thereon; and

•	Reviewed and discussed with Management and the independent auditor the results of the audit of the internal control over financial reporting.

Independent Auditor
•	Reviewed the qualifications, performance and independence of the independent auditor and approved the compensation of the independent auditor;
•	Approved audit and permitted non-audit services to be performed by the independent auditor;
•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed and ratified the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting
•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements prepared by Management and the notes and management’s discussion and analysis thereon, and the Earnings Press Release;

Financing Activities
•	Reviewed amendments to the Corporation’s credit facility completed during the year; and
•	Reviewed the short-form base shelf prospectus filed during the period.

Compliance
•	Reviewed the Corporation’s design plans and testing of internal controls over financial reporting in accordance with the COSO 2013 framework;
•	Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and
•	Reviewed the results of the audit committee whistle-blower hotline program.

Planning
•	Reviewed the performance of the CFO, the head of internal audit and senior finance and tax staff; and
•	Reviewed Management’s budget planning initiatives.

Internal Audit
•	Established the internal audit function reporting directly to the Chair of the Audit Committee;
•	Developed and adopted a charter for the internal audit function; and
•	The Audit Committee approved the annual work plan for internal audit;

Compensation Committee

The Compensation Committee is currently comprised of David Anderson (Chair), David  Beatson, Deborah Close and Jane O’Hagan.  Mr. Anderson is not standing for re-election at the Meeting. The responsibilities, powers and operation of the Compensation Committee are set out in its written charter and are described in the section “Compensation – Compensation Committee” included later in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Jane O’Hagan (Chair), Eric Demirian and Chris Hewat. Each of Ms. O’Hagan and Mr. Demirian is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2017, the Corporate Governance Committee’s activities included the following:
•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewed the Corporation’s corporate governance activities and reporting to the Board on these activities at quarterly Board meetings;
•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed the Risk Management Policy and Risk Management Framework for Board oversight of the Corporation’s risk management activities;
•	Reviewed the Corporation’s governing documents and recommended for Board approval amendments to the Corporation’s Board Mandate and committee charters;
•	Reviewed the Code of Conduct and recommended for Board re-approval;
•	Reviewed the Corporation’s disclosure policy and recommended amendments for Board approval;
•	Reviewed the Corporation’s policy for outside board services by members of the Board;
•	Reviewed the Corporation’s director orientation program;
•	Oversees the ongoing director education program and the selection of topics for director education sessions;
•	Reviewed the Corporation’s directors’ and officers’ liability insurance program and recommended to Management that certain enhancements to the program be made;
•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation;
•	Proposed a policy with respect to the Board’s approach to diversity in respect of board nominations and executive appointments, which was adopted by the Board;

•
Reviewed, and recommended for Board approval, the Corporation’s emergency succession plan, which, among other things, identifies interim successors for key Management roles in the event of an unexpected vacancy of the role (the “Emergency Succession Plan”); and

•	Reviewed, together with the Nominating Committee and the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee is currently comprised of David Beatson (Chair), Jane O’Hagan and John Walker. Each of the members of the Nominating Committee is independent. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Chair of the Board. To identify new candidates to serve on the Board, the Nominating Committee:
•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity, including gender diversity;
•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•	Considers the experience and expertise of the independent members of the Board with a view to identification of a suitable potential successor for the Chair of the Board role.

In fiscal 2017 and to-date in the fiscal year ending January 31, 2018 (“fiscal 2018”), the Nominating Committee’s activities included the following:
•	Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees; and
•
Following notification from a current Board member of his intention not to stand for re-election at the Meeting, the Committee conducted a search to identify potential candidates for election to the Board with the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors having regard to the Board’s overall approach to diversity; conducted interviews and meetings with candidates and co-ordinated further meetings and interviews of a short-list of candidates with the Board and senior Management; and led the Board’s process respecting selection of a candidate for proposed election to the Board.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee, in consultation with the Chair of the Board, is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of its committees; and the contributions of the other directors to the Board and its committees. The results of the evaluations are summarized by the Chair of the Corporate Governance Committee and presented to the full Board. In addition, the Chair of the Corporate Governance Committee or another designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s aggregate peer evaluation results.

Policy on Diversity
In December 2014, the Board adopted a written policy with respect to diversity which states that the Corporation values diversity of view, experience, skillset, gender and ethnicity and is committed to considering diversity in its board nominations and executive appointments. Gender diversity is one factor that is taken into account in identifying and selecting board members and in considering the hiring, promotion and appointment of executive officers. The Corporation regularly considers the level of representation of women on the Board and in executive officer positions. The Corporation does not have specific targets respecting the representation of women on the board and in executive officer positions, instead focusing on choosing the most appropriate candidate for the position. However, in assessing the appropriateness of candidates for board and executive officer appointments, the Corporation considers the desirability of an appropriate level of representation of women on its board and in executive officer positions. The Nominating Committee is responsible for monitoring the effectiveness of the policy. Upon adoption of the Corporation’s diversity policy in December 2014, there was one woman on the Board, representing 13% of the Corporation’s directors. There are currently two women on the Board, each of whom has been nominated for reelection at the Meeting, representing 25% of the Corporation’s directors.
As noted above, gender diversity is one factor that the Corporation considers in considering the hiring, promotion and appointment of individuals for executive officer or other senior management roles. The Corporation does not have specific targets for the number of women in senior management positions, again, choosing to focus on hiring the most appropriate candidate for the position but having regard to an overall interest in increasing the level of representation of women within senior management roles at the Corporation. Upon adoption of the Corporation’s diversity policy in December 2014, there were three women who were part of the senior management team of the Corporation, being at the level of Vice-President or above, but there were no women in executive officer positions of the Corporation. Currently, there are three women who are part of the senior management team of the Corporation, but there are not currently any women in executive officer positions of the Corporation.
Ethical Business Conduct

The Board has adopted the Code of Conduct applicable to the Corporation’s directors and employees. A copy of the Code of Conduct is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code of Conduct sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code of Conduct to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code of Conduct. The Corporate Governance Committee monitors overall compliance with the Code of Conduct. The Corporation’s legal counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code of Conduct or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code of Conduct

(including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code of Conduct may also be raised to an independent director by way of the Chair of the Board. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering transactions or agreements in which a director or officer has a material interest, such transactions or agreements are considered and, if deemed advisable, approved by the independent directors not having an interest in such transaction or agreement.

Succession Planning

The Corporation’s process for succession planning for the roles held by Management, including the CEO, involves the identification and consideration of potential candidates based on various factors, including executive experience, market and industry expertise, geographic location, familiarity with the Corporation’s business and customers and past successes in achieving particular corporate goals. Interim successors for those roles are also identified including for the purposes of the Corporation’s Emergency Succession Plan, and these may differ from those identified as potential long-term succession candidates.

Oversight of the Corporation’s succession planning is a shared responsibility between the Nominating Committee and Compensation Committee, with each committee being comprised entirely of independent directors. In addition, other committees of the Board may be consulted in the succession planning process depending upon the specific role under consideration. The Compensation Committee is responsible for overseeing the Corporation’s succession planning for the CEO role, as well as the Chair of the Board role. The Compensation Committee also reviews the recommendations of the CEO for the succession plans for other members of Management. The Nominating Committee is responsible for overseeing the Corporation’s succession planning for the Chair of the Board role.

The recommendations and views of the Nominating Committee and the Compensation Committee in respect of succession planning are presented to the Board on an annual basis for consideration at a session without Management present.

STATEMENT OF COMPENSATION GOVERNANCE

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) is currently comprised of David Anderson (Chair), David Beatson, Deborah Close and Jane O’Hagan.  Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.  Mr. Anderson is not standing for re-election at the Meeting.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), Mr. Anderson and Mr. Beatson each have had several years of experience on the Compensation Committee, while Ms. O’Hagan joined the committee in 2015 and Ms. Close joined the committee in May 2016. The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

David Anderson, B.A., Ph.D. – Mr. Anderson is Chair of the Compensation Committee. As a former partner at Accenture, Mr. Anderson served on various Accenture practice, industry and global-level partner compensation committees over the course of a decade. In his role as managing director at Supply Chain Ventures, LLC, Mr. Anderson has worked with executive compensation consultants to determine executive officer compensation and equity ownership levels at several technology companies. Mr. Anderson has also advised early-stage technology companies on executive compensation, retention, succession planning and equity compensation structures.

David Beatson, B.Sc., M.B.A. – Mr. Beatson formerly served as the Chair of the Compensation Committee. In Mr. Beatson’s chief executive officer roles at GlobalWare Solutions, Panalpina, Circle International and Emery Worldwide, Mr. Beatson was actively involved in designing, establishing, implementing and adjusting executive compensation arrangements. In his ongoing role on the board and compensation committee of publicly-traded PFSweb (NASDAQ:PFSW), Mr. Beatson has reviewed and approved board and executive compensation principles, policies, plans and arrangements. Mr. Beatson also currently serves on the compensation committee of Jones & Frank, a privately-held U.S. firm, where he assists with the formulation and approval of executive compensation arrangements.

Deborah Close, B.A. – Ms. Close joined the Compensation Committee during 2016.  Ms. Close previously held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. In her role as President, Ms. Close was involved in the design and structure of the compensation program for all division employees, including performance based goal-setting, performance management, talent management, succession planning, and cross-divisional performance and compensation calibration.    In addition to that role at Tervita Corporation,  during her time as Executive Vice President at DO2 Technologies (now Transzap, Inc.), Ms. Close directed the design and administration of compensation programs, and performance and talent management programs for all customer facing functions, including sales, marketing, consulting and customer support.    As a former Regional Vice President of Halliburton Corporation’s software division, Landmark Graphics, Ms. Close was involved in compensation program design and implementation, including leading a team to develop sales compensation programs for the corporation.

Jane O’Hagan, B.A.(Hons.) – Ms. O’Hagan recently served as the Executive Vice-President, Marketing and Sales and Chief Marketing officer of CP Rail. The Compensation Committee benefits from Ms. O’Hagan’s experience in being part of the management team at large companies, specifically in the review of executive compensation policies, programs and levels, and in setting appropriate performance measures and targets for incentive compensation plans. Ms. O’Hagan has experience working with external compensation consultants to assess compensation related risk, human resources practices and benefits and in measuring the competitiveness of compensation policies and practices. She has directly participated in developing leadership succession, talent management and development plans and for implementing performance based goals for executive and enterprise wide personnel. She also has extensive experience in corporate restructuring and organizational change initiatives.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of the date of this Circular, the Compensation Committee is generally responsible for, among other things:

•
reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO and reviewing and making recommendations to the Board based on the recommendations of the CEO with respect to the appointment, compensation and other terms of employment of the CFO, the President and COO and all other officers appointed by the Board, which includes all of the Named Executive Officers (as defined herein);

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO, President and COO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation

Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Program

The CEO, the CFO and the Corporation’s three other most highly compensated executives (collectively, the “Named Executive Officers” or “NEOs”), who are the subject of this Compensation Discussion and Analysis, are:

•	Edward J. Ryan — CEO;
•	Allan Brett — CFO;
•	J. Scott Pagan — President & COO;
•	Chris Jones — Executive Vice President, Marketing and Services; and
•	Ken Wood — Executive Vice President, Product Management.

In addition to the Named Executive Officers, this Compensation Discussion and Analysis also includes the compensation received by non-executive directors of the Corporation.

The Compensation Committee’s oversight is designed to ensure that total compensation paid to such officers and non-executive directors is fair and reasonable and consistent with our compensation philosophy.

Compensation Oversight Process

The Compensation Committee has responsibility for overseeing executive compensation and director compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met five (5) times during fiscal 2017 and, as of May 2nd, 2017, had met two (2) times during fiscal 2018. Management assists the Chair of the Compensation Committee in the coordination and preparation of the meeting agenda and materials for meetings as requested by the Chair. Following the approval of the Chair of the Compensation Committee, meeting materials are delivered for review to the other Compensation Committee members and invitees, if any, typically in advance of each meeting.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation and for director compensation.

The Compensation Committee has not retained compensation consultants who have provided services to Management or received fees from the Corporation for other services.

Meridian Compensation Partners (“Meridian”) has been retained by the Compensation Committee since December 2011 to provide advice in respect of director and executive officer compensation. With respect to fiscal 2017, the Compensation Committee retained Meridian to provide advice in respect of director and executive officer compensation. Meridian has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee. The mandates given to Meridian for fiscal 2017 included: (i) assisting the Compensation Committee in considering the comparator group used to assess the Corporation’s director and executive officer compensation arrangements; (ii) conducting a compensation-related risk review; (iii) conducting a competitive benchmarking analysis of the Corporation’s director and executive officer compensation arrangements in respect of fiscal 2017; (iv) recommending changes in the long-term incentive mix for executive officer compensation for fiscal 2018; and (iv) reviewing this Circular.

Meridian’s fees incurred in fiscal 2017 and fiscal 2016 regarding services provided were as follows(1):

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2017	$54,162	$0
January 31, 2016	$41,582	$0

(1) Amounts included in this table have been converted to US dollars at the noon foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.3030 Canadian dollars at January 31, 2017, and 1 US dollar =1.4080 Canadian dollars at January 30, 2016.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Executive Compensation

Executive Officer Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — the performance required to successfully execute our business strategy and achieve the Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-based — compensation should be linked to the operating and financial performance of the Corporation to a significant degree; and

Market-relevant — compensation should be market competitive in terms of value and structure in order to retain key employees who are performing according to their objectives and to attract new talented employees.

The Corporation’s philosophy is to act as one networked enterprise in order to achieve optimal interaction among its personnel as it operates in one business segment. Accordingly, the Corporation’s compensation programs are based primarily on Corporation-wide results aligned with the Corporation’s strategic objectives. A portion of the Named Executive Officers’ compensation packages is determined by their performance against specific, measurable individual goals that are considered by the

Compensation Committee and, in the case of Named Executive Officers other than the CEO, by the CEO, in making compensation recommendations.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board (i) with respect to the CEO’s compensation following the process discussed above and discussion with the CEO; and (ii) with respect to all other Named Executive Officers, following the process discussed above and based on its consideration of the recommendations of the CEO. The Board makes the final decisions with respect to the compensation of the CEO in a special session from which Management (including the CEO) is absent. In a meeting of the Board at which the CEO and other senior Management attend, the Chair of the Compensation Committee communicates the Board’s decisions and provides further views regarding compensation of executives, including Named Executive Officers.

Hedging and Pledging Restrictions

The Corporation’s compensation programs are designed to align a significant portion of Named Executive Officer compensation to longer-term shareholder interests. As a result, Named Executive Officers are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities or Common Share-based compensation held, directly or indirectly, by the Named Executive Officer. In addition, any Director or Named Executive Officer that seeks to specifically pledge securities held, directly or indirectly, by the Director or Named Executive Officer must first consult with the Corporation’s insider trading policy administrator with a view to determining whether or not that proposed pledge would reasonably be expected to cause that Director or Named Executive Officer to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Compensation-related Risks

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage members of Management to take inappropriate or excessive risks.

In respect of fiscal 2017, the Compensation Committee retained Meridian to assist it in reviewing the risks associated with the Corporation’s compensation policies and practices. In January 2017, the Compensation Committee received the risk report from Meridian and considered the implications of the identified risks associated with the Corporation’s compensation policies and practices.  This risk assessment report was presented to the Board in March 2017. The Compensation Committee and Board concluded that there were no identified risks arising from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Management does not have incentives to take inappropriate or excessive risks, including the following:

•	An appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
•	An appropriate equity ownership policy for Management;
•
Quantitative and qualitative Corporation-wide metrics are used to form a balanced scorecard to determine the amount of awards to Named Executive Officers pursuant to the Corporation’s short-term incentive plans;

•
The Board and Compensation Committee have discretion to adjust the amount, if any, of awards pursuant to the Corporation’s short-term incentive programs, to take into account the quality of the results and the level of risk required to achieve results, with awards historically only being made out of the Corporation’s operating profits;

•	The Corporation has a clawback policy pursuant to which incentive compensation may be clawed back if there is misconduct of an executive resulting in a restatement of financial results;
•	The Corporation uses a mix of equity compensation vehicles for its long-term incentive program which measure both relative and absolute performance in its compensation program;
•
The Corporation makes periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to Management and provide long-term share-based exposure to the risks Management undertakes;

•	Annual incentive awards have historically been a reasonable percentage of revenues and Adjusted EBITDA to ensure an appropriate sharing of value created between management and shareholders;
•	Annual incentive awards are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the Corporation’s independent auditor;
•	The insider trading policy prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;
•	The Corporation has an organizational culture of prudent risk-taking which is maintained by its practice of promoting from within the organization;
•	The Compensation Committee has a strong shareholder outreach program designed, in part, to ensure that the Corporation’s compensation programs are aligned with shareholder interests and expectations;
•	The Corporation’s comprehensive Code of Conduct and Whistleblower Policy encourages reporting of imprudent corporate behavior;
•
The Compensation Committee is comprised entirely of independent directors and retains an independent compensation consultant to assist it in its review of compensation, compensation governance and incentive programs;

•
The Compensation Committee is expressly required by its charter to provide risk oversight of Descartes’ compensation policies and practices and to identify and mitigate compensation policies and practices that could encourage excessive or inappropriate risk taking;

•	The Chair of the Board, Eric Demirian, attends all meetings of the Compensation Committee as an ‘ex-officio’ member of the Committee;
•
One Compensation Committee member (Deborah Close), as well as Eric Demirian, as an ex-officio member of the Committee, are also a members of the Audit Committee, which allows each of them to inform the Compensation Committee with respect to the Corporation’s enterprise risks and financial results when making decisions in respect of compensation;

•
One Compensation Committee member (Jane O’Hagan) is also a member of the Corporate Governance Committee and Nominating Committee, which ensures that compensation governance and compensation related risk are considered from a broader corporate governance perspective.

Compensation Objectives

The objectives of our executive compensation program are as follows:

1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.	To evaluate executive performance on the basis of key financial measurements which we believe closely measure the performance of our business; and
4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering competitive compensation; and an appropriate mix and level of short-term and long-term financial incentives. We benchmark compensation to a comparator group of peer companies to assess competitiveness of our own compensation programs. The comparator group is regularly reviewed by the Compensation Committee with assistance from its independent consultant, Meridian. For fiscal 2017, the comparator group was comprised of eighteen US and Canadian publicly-traded companies in the technology industry which range from one-quarter to three times the Corporation’s size, based on revenue and with the Corporation positioned at approximately the median of the group. The comparator group was reviewed at the start of fiscal 2017 and updated to remove companies that are no longer public and to add companies appropriate to reflect the Corporation’s larger size. It was the Compensation Committee’s view that the compensation practices of such organizations were comparable to those of the Corporation. The comparator group (the “Comparator Group”) for fiscal 2017 was as follows:

Absolute Software Corp. (CDN)	American Software (US)	Aspen Technology (US)
Computer Modelling Group (CDN)	Enghouse Systems Ltd. (CDN)	Guidance Software Inc. (US)
InContact Inc. (US)	Kinaxis Inc (CDN)	Manhattan Associates (US)
Mediagriff Interactive Tech (CDN)	Moduslink Global Solutions (US)	Progress Software Corp (US)
QAD Inc. (US)	Redknee Solutions Inc. (CDN)	SPS Commerce Inc. (US)
Tivo Inc. (US)	Tyler Technologies (US)	Vasco Data Sec Intl. Inc. (US)

Compensation for each Named Executive Officer is designed to be competitive with the target total direct compensation for similar roles and/or seniority positioning in the Comparator Group and consistent with the internal pay practices for other executive officers who are not Named Executive Officers and are performing similar roles. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total direct compensation.

The Compensation Committee’s consultant, Meridian, assessed the compensation of our Named Executive Officers for fiscal 2017. Meridian compared the material elements of our compensation programs to those of the Comparator Group. The review included base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. Each Named Executive Officer was matched to a benchmark position in the Comparator Group. The purpose of this process was to:

•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to the Comparator Group;
•	Identify and understand any significant differences that may exist between current compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for determining salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value.

For fiscal 2017, the three basic components of our executive officer compensation program were as follows: (i) base salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. In establishing the appropriate pay mix among these components, we consider what compensation is “at-risk”, based on performance, for each Named Executive Officer and what compensation is “not-at-risk”. The greater the Named Executive Officer’s impact is upon driving the business results, the higher the “at risk” portion of the compensation. We consider all compensation other than base salary and benefits to be “at risk”.

In establishing the appropriate pay mix to align the interests of the Named Executive Officer with the interests of the Corporation’s shareholders and execution of our business strategy, we consider the following in respect of the three components of total compensation:

i.	Base Salary and Benefits

The base salary for our Named Executive Officers is reviewed annually, though adjustments are not always made. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, such as scope of the role, experience in the role, leadership ability and management effectiveness, internal equity, experience, responsibility and proven or expected performance of the particular individual.

We also provide various employee benefits to all of our employees, which include but are not limited to, medical and health insurance; dental insurance; life insurance; and, tax-based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the Named

Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum annual contribution by the Corporation of $2,000 per Named Executive Officer. This is provided in lieu of a pension or retirement benefit.

ii.	Short-Term Incentives

For each Named Executive Officer, the at-target and maximum eligibility for short-term incentives is established for each fiscal year.

The following table shows the percentage of salary payable for fiscal 2017 for on-target short-term incentives (“On-Target Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Short-Term Incentive Eligibility (% of Base Salary)	On-Target Short-Term Incentive Eligibility ($)	Maximum Short-Term Incentive Eligibility (% of Base Salary)	Maximum Short-Term Incentive Eligibility ($)
Edward J. Ryan	$425,000	100%	$425,000	150%	$637,500
Allan Brett	$300,000	67%	$200,000	100%	$300,000
J. Scott Pagan	$300,000	84%	$252,000	126%	$378,000
Chris Jones	$220,000	25%	$55,000	40%	$88,000
Ken Wood	$200,000	25%	$50,000	40%	$80,000

The amount of the short-term incentive actually payable to each Named Executive Officer is based on meeting pre-established, Board-approved, Corporation-wide qualitative and quantitative corporate objectives related to creating shareholder value and executing business strategy on budget. For fiscal 2017, quantitative objectives measured and monitored included:

i.	Adjusted EBITDA growth for the fiscal year;
ii.	Achievement of revenue targets;
iii.	Cash generated from operations, both in absolute terms and as a percentage of Adjusted EBITDA; and
iv.	Various returns on invested capital measurements as determined by the Board of Directors as being relevant to assessing the performance of the Corporation.

We use Adjusted EBITDA, which is a non-GAAP measure, as our primary measure of corporate performance. A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2017, is included at Schedule “B” to this Circular

For the Named Executive Officers, the amount of short-term incentive, if any, that a Named Executive Officer may be awarded is determined by the Compensation Committee following the release of the Corporation’s audited annual financial results. In making this determination, the Compensation Committee considers both (i) the performance of the Corporation relative to the above mentioned financial measures, the progress of the Corporation on corporate development activities, the achievement of our annual budget and the performance of the Corporation’s Common Shares in the public market over the year; and (ii) the individual performance of the Named Executive Officer which, in the case of the CEO, is evaluated by the Compensation Committee and, in the case of the other Named Executive Officers, is evaluated by Compensation Committee based on the recommendation of the CEO.

While the determination of whether an annual corporate financial target has been met is strictly formulaic, the Board reserves the right to make positive or negative adjustments if it considers adjustments to be appropriate, subject to the maximums outlined in the table above. We believe that strong performance from the Corporation and the Named Executive Officer is required for a Named Executive Officer to receive his or her on-target short-term compensation award.

For the Named Executive Officers, where short-term incentives have been awarded, the amount has historically been paid in cash and/or in cash settled restricted share units (“CRSUs”) vesting and paid over a period of no more than three years from the grant.

As the Corporation has achieved its established quantitative corporate objectives and consistently executed on corporate development activities, Named Executive Officers have generally historically been awarded short-term incentives approaching each Named Executive Officer’s target short-term incentive amount.

iii.	Long-Term Incentives

The fiscal 2017 compensation program for our CEO, CFO and President & COO, included long-term incentive compensation in the form of equity based awards (i) 50% of which is in the form of PSU grants which vest at the end of a three-year performance period; (ii) 35% of which is in the form of RSU grants which vest over a period of three fiscal years; and 15% of which is in the form of stock options that vest over a period of three fiscal years. The PSUs are subject to performance conditions and vest from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group.

For our other Named Executive Officers, the fiscal 2017 compensation program included long-term incentive compensation in the form of a combination of CRSUs that vest over a three-year period and stock options that vest over a three-year period.

The following table shows the on-target long-term incentive compensation established for fiscal 2017 (“On-Target Long-Term Incentive Eligibility”):

Name	On-Target Total LTI	Value of PSUs at time of grant (and percentage of total LTI)	Value of RSUs at time of grant (and percentage of total LTI)	Value of stock options at the time of grant (and percentage of total LTI)	Value of cRSUs at the time of grant (and percentage of total LTI)
Edward J. Ryan	$1,062,500	$531,250 (50%)	$375,000 (35%)	$156,250 (15%)
Allan Brett	$375,000	$187,500 (50%)	$132,353 (35%)	$55,147 (15%)
J. Scott Pagan	$648,000	$324,000 (50%)	$228,706 (35%)	$95,294 (15%)
Chris Jones	$110,000			$55,000 (50%)	$55,000 (50%)
Ken Wood	$100,000			$50,000 (50%)	$50,000 (50%)

The Board and Compensation Committee review and approve all grants of PSUs, RSUs, CRSUs and stock options. In making its determinations, the Board and Compensation Committee consider the recommendations of the CEO (except for contemplated grants to the CEO). The Board and Compensation Committee also consider previous grants of CRSUs and Share Units that have been made to an individual in considering whether or not to make new grants of CRSUs and Share Units to that individual.

When determining to grant stock options, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	The Named Executive Officers and others who are entitled to a grant of options;
•	The number of options to be granted under the plan in general and to each recipient in particular;
•	The exercise price for each stock option granted (which may not be less than fiar market value at the date of the grant);
•	The date on which each option is granted (which may not be earlier than the date the grant is approved by the Board);
•	The vesting period for each stock option;
•	The expiration date of the stock option; and
•	The other material terms and conditions of each stock option grant.

As the long-term incentives granted to our Named Executive Officers are Common Share-based, and the price of our Common Shares has increased over each of the past five fiscal years, the compensation earned by each Named Executive Officer from such incentives has increased over this same period.

3.	Evaluating Individual Executive Performance

We believe that regular and comprehensive evaluation of our Named Executive Officers contributes to effective compensation programs and the achievement of the Corporation’s business goals. Our Board, Compensation Committee and CEO have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of base salary, short-term and long-term incentives to award to each Named Executive Officer.

CEO – The Board and the Compensation Committee assess the performance of the CEO on an ongoing basis, with a formal review conducted annually. The formal review includes interviews with the CEO as well as soliciting comments from members of the Board, Management and the Corporation’s shareholders. The Compensation Committee, if appropriate, approves compensation adjustments for the CEO pursuant to authority delegated to it by the Board; subject to any Common Share-based compensation being ultimately determined by the Board on receiving the recommendation of the Compensation Committee. The Compensation Committee communicates its assessment and any compensation consequences directly to the CEO.

Named Executive Officers other than the CEO – The performance of each Named Executive Officer other than the CEO is evaluated by the CEO in his capacity as their ultimate supervisor and assessed by the Compensation Committee on the basis of the CEO’s evaluation. Recommendations for adjustments to compensation for these Named Executive Officers, if any, are made by the CEO to our Compensation Committee for consideration. The Compensation Committee follows its review and assessment process described in this Circular and, if appropriate, approves compensation adjustments for the Named Executive Officers pursuant to authority delegated to it by the Board; subject to any Common Share-based compensation being ultimately determined by the Board on receiving the recommendation of the Compensation Committee.

In evaluating Named Executive Officer performance for a fiscal year, the Compensation Committee and Board consider a number of factors of which the principal factors are the following:

a)	Contribution to the achievement of the Corporation’s longer-term financial and corporate development plan;
b)	Contribution to the achievement of annual corporate financial targets;
c)	Contribution to the achievement of the Corporation’s corporate development goals in acquiring businesses and integrating acquired businesses;
d)	Customer service, satisfaction and retention;
e)	Infrastructure development;
f)	Investor communication;
g)	Organizational development;
h)	Succession planning and initiatives;
i)	Strategic planning; and
j)	Other corporate and individual qualitative factors.

4.	Evaluating Overall Corporate Performance

a.	Longer-term Financial and Corporate Development Plan

The Corporation’s long-term financial plan is focused on consistent, sustainable growth in Adjusted EBITDA and Adjusted EBITDA per share, accomplished through a combination of the performance of existing operations and acquiring and integrating new operations. The Corporation targets ongoing growth in Adjusted EBITDA of 10-15% per year. Consistent with that, the Corporation’s fiscal 2017 budget (and targets for Named Executive Officers) were based on Adjusted EBITDA growth of 10-15% over the Adjusted EBITDA metric from fiscal 2016.

The Corporation’s Adjusted EBITDA in fiscal 2017 grew by 15.1% over fiscal 2016, at the high end of the Corporation’s ongoing financial plan. The Corporation also acquired four businesses in fiscal 2017 (pixi* Software GmbH, Appterra LLC, 4Solutions Information Technology Pty Ltd. and Datamyne Inc.) consistent with its corporate development goals.

b.	Annual Corporate Financial Targets

Our Board approves a budget at the outset of each fiscal year, which is aligned with the Corporation’s longer-term financial plan and includes annual corporate financial targets. The Corporation’s annual corporate financial targets are considered and established in two levels for each of annual revenues and annual Adjusted EBITDA: (i) a minimum level, equivalent to a threshold performance level; and (ii) a high-end target level, equivalent to a stretch target level.

The Corporation was within the targeted range for both its revenue and Adjusted EBITDA targets in fiscal 2017, despite negative foreign exchange pressures on revenues. The following table details the Corporation’s fiscal 2017 minimum and high-end target plans for both revenues and Adjusted EBITDA and the Corporation’s actual reported revenues and approximate unaudited Adjusted EBITDA results in the period, in millions of US dollars.

Revenue Threshold	Revenue Stretch Target	Revenue Actual	Adjusted EBITDA Threshold	Adjusted EBITDA Stretch Target	Adjusted EBITDA Actual
200.0	205.0	203.7	67.0	70.0	70.1

Overall, the Corporation’s revenues and Adjusted EBITDA grew 10% and 15%, respectively, from fiscal 2016. The Corporation was in the target range for revenues in fiscal 2017 despite an approximate $3.5 million adverse effect on the Corporation’s fiscal 2017 results of operations from foreign currency exchange rates to the US dollar compared to fiscal 2016. The Corporation was above target for Adjusted EBITDA targets in fiscal 2017 even with a $0.8 million adverse effect on the Corporation’s fiscal 2017 results of operations from foreign currency exchange rates to the US dollar compared to fiscal 2016.

In addition, the Compensation Committee noted the Corporation’s superior cash generated from operations in fiscal 2017 in evaluating the Corporation’s and executive officer’s performance. The Corporation generally targets cash from operations of at least 85% of Adjusted EBITDA in a fiscal period. This fiscal 2017 above-target measurement of 104% is set out in the table below:

Cash Flow from Operations (in millions)	Growth in Cash From Operations from Fiscal 2016	Cash Flow From Operations (% of Adjusted EBITDA)
$72.6	34%	104%

On an ongoing basis, the Compensation Committee and Board also monitored the Corporation’s return on invested capital, both on individual acquisitions and in the aggregate, using various return metrics.

c.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating awards of short-term compensation. Over fiscal 2017, the price of the Corporation’s Common Shares increased as follows:

Market	January 29, 2016 (closing price)	January 31, 2017 (closing price)	% Increase
TSX	Cdn.$24.94	Cdn.$28.41	14.0%
NASDAQ	$17.80	$21.85	22.8%

We believe that the Corporation and each of our executive officers performed strongly in fiscal 2017. The Compensation Committee considered this superior performance by the Corporation in making its recommendations to the Board in respect of awards of short-term incentives to executive officers in respect of fiscal 2017.

The Compensation Committee also considered the Named Executive Officers’ respective contribution to sustained historical superior performance by the Corporation. Over the 5-year period that commenced February 1, 2012, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and over the past year has also has tracked just above the S&P/TSX Composite Index “Software & Services” industry subgroup index as included in the performance graph below. This trend is reflected in the increased compensation levels and regular short-term incentives that have been awarded to the Named Executive Officers over that same period, including fiscal 2017.

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry subgroup of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

The Descartes Systems Group Inc.
Comparison vs. NASDAQ and S&P/TSX Composite Index, S&P/TSX Software & Services Industry Subgroup
400
350
300
250
200
150
100
50
0
Jan 31/12
Jan 31/13
Jan 31/14
Jan 31/15
Jan 31/16
Jan 31/17
DSG
S&P/TSX Composite Index
NASDAQ Composite Index
S&P/TSX Software & Services Industry Subgroup

	Jan 31, 2012	Jan 31, 2013	Jan 31, 2014	Jan 31, 2015	Jan 31, 2016	Jan 31, 2017
Actual Data (Cdn.$)
Descartes (DSG)	8.04	9.40	16.00	19.41	24.94	28.41
S&P/TSX Composite Index	12452.15	12685.24	13694.94	14673.48	12822.13	15385.96
NASDAQ Composite Index	2813.84	3142.13	4103.88	4635.24	4613.95	5614.79
Software & Services Industry Subgroup	1237.14	1601.19	2455.29	3424.87	3903.65	4294.00
Nominal Data (Cdn.$)
Descartes (DSG)	100	117	199	241	310	353
S&P/TSX Composite Index	100	102	110	118	103	124
NASDAQ Composite Index	100	112	146	165	164	200
Software & Services Industry Subgroup	100	129	198	277	316	347

CEO - Edward J. Ryan

Mr. Ryan was appointed Chief Executive Officer on November 26, 2013, and has served in senior executive roles in the Corporation for more than ten years prior to this appointment.

On an annual basis the Compensation Committee reviews Mr. Ryan’s compensation as the Chief Executive Officer of the Corporation.  As part of this review the Compensation Committee considers the total target direct compensation of the chief executive officer role in the Comparator Group and the mix of the overall compensation components, including the allocation among base salary, short-term incentives and long-term incentives, as well as the split between guaranteed components and “at-risk” components. The Compensation Committee also considers the level of equity ownership that it wants Mr. Ryan to accumulate over the long-term incentive period.

For fiscal 2017, the Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be positioned at the median of the Comparator Group, including the following factors:
•	Mr. Ryan had been internally promoted to the role of Chief Executive Officer based on his historical performance;
•	Mr. Ryan had significant tenure with the Corporation in a senior executive role;
•
During Mr. Ryan’s tenure in a senior executive role, and since his appointment to the role of Chief Executive Officer, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;

•
During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index, the NASDAQ Composite Index and the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	During such time, Mr. Ryan had played an integral role in the steady increase in the Corporation’s revenues and the completion of various acquisitions.

The following chart illustrates the pay mix for, and components of, Mr. Ryan’s compensation for fiscal 2017, assuming on-target performance:
In determining the appropriate compensation levels and pay mix for Mr. Ryan for fiscal 2017, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the Corporation’s past practice, market practice and the Comparator Group. Accordingly, Mr. Ryan’s base salary was set at $425,000, his eligibility for on-target short-term incentives was set at 100% of base salary, with a maximum of 150% of base salary, and his on-target long-term incentive award was set at $1,062,500 for fiscal 2017. The long-term incentive was awarded 50% in the form of PSUs, 35% in the form of RSUs and

15% in the form of stock options.   For further details, see the discussion under the heading “Long Term Incentives” above.

Upon the completion of fiscal 2017, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Ryan in respect of fiscal 2017. In light of the Corporation’s on- to above-target performance in fiscal 2017 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Ryan’s contribution to such performance, Mr. Ryan was awarded a short-term incentive in respect of fiscal 2017 in the amount of $425,000, being 100% of his on-target short-term incentive for fiscal 2017.

Chief Financial Officer – Allan Brett

Mr. Brett joined the Corporation as Chief Financial Officer on May 29th, 2014.  Mr. Brett had previously served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks Corporation.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Brett’s compensation package for fiscal 2017.  In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the Chief Financial Officer position within the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Brett to accumulate over the long-term incentive period.

The Compensation Committee considered various factors in determining that Mr. Brett’s total target direct compensation should be positioned at a level that approaches the median for the chief financial officer position in the Comparator Group, including the following factors:

•	Mr. Brett has significant experience in the role of a Chief Financial Officer to a publicly traded company with international operations; and
•
Mr. Brett has demonstrated his abilities and knowledge in a number of areas that have added value to the Corporation since his appointment, including in the areas of capital market transactions, merger and acquisition integration, business planning and overall financial management and financial reporting.

The following chart illustrates the pay mix for, and components of, Mr. Brett’s compensation for fiscal 2017, assuming on-target performance:

The compensation arrangements concluded in respect of Mr. Brett for fiscal 2017 included base salary in the amount of $300,000, unchanged from fiscal 2016. In addition, it was determined that Mr. Brett’s on-target eligibility for short-term incentives be established at $200,000, being 67% of base salary, with a maximum eligibility of 100% of base salary, and that his eligibility for long-term incentives be set at $375,000 for fiscal 2017. Consistent with the arrangements with the CEO and the President and COO, it was determined that the long-term incentives for Mr. Brett be granted 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2017, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Brett in respect of fiscal 2017. In light of the Corporation’s on- to above-target performance in fiscal 2017 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Brett’s contribution to such performance, Mr. Brett was awarded a short-term incentive in respect of fiscal 2017 in the amount of $200,000 being 100% of his on-target short-term incentive for fiscal 2017.

President & COO – J. Scott Pagan

Mr. Pagan was appointed President and COO on November 26, 2013 and has served in a senior executive role in the Corporation for more than ten years prior to this appointment.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Pagan’s compensation package for fiscal 2017. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the second-highest paid officer position within the Comparator Group. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be positioned within a competitive range of the median of the Comparator Group for the second-highest paid officer, including the following factors:

•	Mr. Pagan was internally promoted to the role of President & COO based on his historical performance;
•	The scope of Mr. Pagan’s role is broader than comparable roles at peer companies;
•	Mr. Pagan had served in a senior executive role for more than ten years;
•	During such time, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;
•
During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index, the NASDAQ Composite Index and the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	During such time, Mr. Pagan had played an integral role in the steady improvement in the Corporation’s operating performance and the completion of various acquisitions.

The following chart illustrates the pay mix for, and components of, Mr. Pagan’s compensation for fiscal 2017, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Pagan for fiscal 2017, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Accordingly, Mr. Pagan’s base salary was set at $300,000, unchanged from fiscal 2016, eligibility for on-target short-term incentives was set at $252,000, unchanged from fiscal 2016 and being approximately 84% of base salary, with a maximum of 126% of base salary, and his on-target long-term incentive award was set at $648,000 for fiscal 2017. Consistent with the arrangements with the CEO, the long-term incentive was awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2017, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Pagan in respect of fiscal 2017. In light of the Corporation’s on- to above-target performance in fiscal 2017 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Pagan’s contribution to such performance, Mr. Pagan was awarded a short-term incentive in respect of fiscal 2017 in the amount of $252,000, being 100% of his on-target short-term incentive for fiscal 2017.

Executive Vice President, Marketing & Services – Chris Jones

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Jones’ compensation package for fiscal 2017. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the five highest paid officers within the Comparator Group and any direct comparable for the most senior marketing executive. For fiscal 2017, Mr. Jones’ base salary was set at $220,000, his eligibility for on-target short-term incentives was adjusted to $55,000, being 25% of base salary, and his maximum eligibility for short-term incentives was increased to $88,000, being 40% of base salary.

In establishing the appropriate level of long-term incentives for Mr. Jones, the Compensation Committee determined that Mr. Jones’ on-target eligibility for long-term incentives be set at $110,000 for fiscal 2017, which was satisfied 50% by way of an award of CRSUs vesting over three years and 50% by an award of stock options vesting over three years.

Upon the completion of fiscal 2017, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Jones in respect of fiscal 2017. In light of the Corporation’s on- to above-target performance in fiscal 2016 (as discussed above under the headings “Longer-term

Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Jones’ contribution to such performance, Mr. Jones was awarded a short-term incentive in respect of fiscal 2017 in the amount of $55,000, being 100% of his on-target short-term incentive for fiscal 2017.

Executive Vice President, Product Management – Ken Wood

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Wood’s compensation package for fiscal 2017. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the five highest paid officers within the Comparator Group. For fiscal 2017, Mr. Wood’s base salary was set at $200,000, his eligibility for on-target short-term incentives was adjusted to $50,000, being 25% of base salary, and his maximum eligibility for short-term incentives was increased to $80,000, being 40% of base salary.

In establishing the appropriate level of long-term incentives for Mr. Wood, the Compensation Committee determined that Mr. Wood’s on-target eligibility for long-term incentives be set at $100,000 for fiscal 2017, which was satisfied 50% by way of an award of CRSUs vesting over three years and 50% by an award of stock options vesting over three years.

Upon the completion of fiscal 2017, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Wood in respect of fiscal 2017. In light of the Corporation’s on- to above-target performance in fiscal 2017 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Wood’s contribution to such performance, Mr. Wood was awarded a short-term incentive in respect of fiscal 2017 in the amount of $50,000, being 100% of his on-target short-term incentive for fiscal 2017.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2017, 2016, and 2015:

Name and Principal Position	Fiscal Year Ended Jan. 31	Salary	Share-based Awards[1]	Option-based Awards[2]	Annual Non-Equity Incentive Plan compensation[3]	All Other Compensation[4]	Total Compensation
		($)	($)	($)	($)	($)	($)
Edward J. Ryan	2017	416,667[5]	1,028,621	154,195	425,000	2,000	2,026,483
Chief Executive Officer	2016	385,000	826,027	–	400,000	2,000	1,615,527
	2015	325,000	681,775	–	206,250	2,000	1,215,025
Allan Brett	2017	300,000	363,040	54,421	150,000	7,625	875,086
Chief Financial Officer	2016	300,000	297,208	–	150,000	6,768	753,976
	2015	200,000	177,214	305,103	50,000	925	733,242
J. Scott Pagan	2017	300,000	627,344	94,039	252,000	9,150	1,282,533
President & COO	2016	300,000	617,417	–	252,000	8,121	1,177,538
	2015	300,000	521,797	–	189,000	7,602	1,018,399
Chris Jones	2017	215,000[6]	55,000	54,274	55,000	–	379,274
Executive Vice-President,	2016	200,000	70,000	–	50,000	–	320,000
Marketing and Services	2015	200,000	50,000	–	50,000	–	300,000
Ken Wood	2017	196,250[7]	50,000	49,343	50,000	981	346,574
Executive Vice President	2016	181,250	64,750	–	46,250	906	293,156
Product Management	2015	170,000	34,000	–	34,000	850	238,850
________________________
(1) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year, but do not include any amounts of annual incentive plan compensation that the Named Executive Officer elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares on NASDAQ in the period of five trading days preceding the date of the grant. This approach is used as it is the model used to value CRSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on NASDAQ in the trading day preceding the date of the grant. This approach is used as it is the model used to value RSUs for the purposes of the Corporation’s consolidated financial statements. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may receive upon any eventual vesting and redemption of PSUs, RSUs or CRSUs. Please see the section entitled “Security-Based Compensation Plans”.
(2) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. Please see the section entitled “Security-Based Compensation Plans – Common Shares Authorized for Issuance Under Equity Compensation Plans”.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. A Named Executive Officer may elect to take such entitlements in the form of CRSUs. Where the Named Executive Officer elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant.
(4) “All Other Compensation” includes contributions made by the Corporation to, in the case of Messrs. Brett and Pagan the Named Executive Officer’s DPSP Plan or, in the case of Messrs. Ryan, Jones and Wood, the Named Executive Officer’s 401(k) plan. “All Other Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. The total value of all perquisites and other personal benefits for each Named Executive Officer is excluded as it is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000. Mr. Ryan, as a salaried officer of the Corporation, does not receive compensation for serving as a Director of the Corporation.
(5)  Mr. Ryan’s base salary was increased to $425,000 during the course of fiscal 2017. This amount reflects actual amounts earned.
(6)  Mr. Jones’ base salary was increased to $220,000 during the course of fiscal 2017. This amount reflects actual amounts earned.
(7)  Mr. Wood’s base salary was increased to $200,000 during the course of fiscal 2017. This amount reflects actual amounts earned.

Outstanding NEO Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2017.

	Option-based Awards[1]					Share-based Awards[1]
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price[2]	Option Expiration Date	Value of unexercised in-the-money options[3]	Number of shares or units of shares that have not vested[4,5]	Market or payout value of share-based awards that have not vested[5,6]	Market or payout value of vested share-based awards not paid out or distributed[7]
		(#)	($)		($)	(#)	($)	($)
Edward J. Ryan	April 15, 2016	34,581	19.03	April 15, 2023	96,073
						74,275	1,622,909	5,150,023

Allan Brett	July 3, 2014	100,000	11.79	July 3, 2021	1,001,535
	April 15, 2016	12,205	19.03	April 15, 2023	33,908
						27,748	606,294	465,864

J. Scott Pagan	April 15, 2011	79,612	4.85	April 15, 2018	1,349,677
	April 15, 2016	21,090	19.03	April 15, 2023	58,592
						49,773	1,087,540	4,329,818

Chris Jones	April 15, 2016	12,172	19.03	April 15, 2023	33,816
						9,441	206,286	-

Ken Wood	April 15, 2016	11,066	19.03	April 15, 2023	30,744
						8,168	178,471	-

____________________________
(1) See the discussion of Executive Compensation for each of the NEOs commencing on page 40 above for details of the specific option and share based awards received in respect of fiscal 2017.
(2) Options granted April 15, 2011, July 3, 2014 and April 15, 2016 were granted with Canadian dollar exercise prices of Cdn.$6.32, Cdn.$15.36 and Cdn.$24.79, respectively. The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 1.3030 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2017, the last business day of fiscal 2017. The April 15, 2011 options granted to Mr. Pagan vest quarterly over a period of five (5) years from February 1, 2011 and therefore were fully vested as of February 1, 2016. The July 3, 2014 options granted to Mr. Brett vest at a rate of 20% on the one year anniversary of the grant and the balance vest quarterly over the following four (4) years after that first anniversary. The April 15, 2016 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Jones and Mr. Wood vest annually over a period of three (3) years from January 31, 2017.
(3) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2017 (Cdn.$28.41) and the Canadian dollar option exercise price (see footnote (2) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3030 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2017, the last business day of fiscal 2017. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(4) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (5).
(5) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSU that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(6) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2017 ($21.85) being the last trading day of fiscal 2017.
(7) Vested share-based awards are in the form of RSUs and PSUs. The market value of RSUs and PSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2017 ($21.85), being the last trading day of fiscal 2017.

NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2017

Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Non-equity incentive plan compensation – Value earned during the year[3]
	($)	($)	($)
Edward J. Ryan	32,024	1,492,988	425,000
Allan Brett	185,323	339,444	150,000
J. Scott Pagan	77,036	1,210,472	252,000
Chris Jones	11,271	145,944	55,000
Ken Wood	10,246	109,397	50,000
_________________________
(1) The total value of stock options that vested in fiscal 2017. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3030 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2017, the last business day of fiscal 2017.
(2) The total value of RSUs, PSUs and CRSUs vested and paid during fiscal 2017. The value of RSUs and PSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2017 ($21.85).
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

NEO Termination and Change of Control Benefits

The employment contracts we have entered into with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of:

a)	The termination without cause of the Named Executive Officer;
b)	A material adverse change to the Named Executive Officer’s terms of employment; and/or
c)	A change of control of the Corporation.

The Corporation considers it to be in its best interests to establish severance benefits for its Named Executive Officers to provide certainty to both the Corporation in respect of its obligations in the event of termination of employment as well as to the Named Executive Officers as an incentive to encourage their retention and continued focus on the Corporation’s operations in circumstances such as an unsolicited change of control transaction. The Corporation believes that the severance benefits established for its Named Executive Officers are competitive and in-line with market practice. The period over which severance benefits are calculated is based on the position held by the Named Executive Officer and the Named Executive Officer’s length of service with the Corporation.

a. Termination Without Cause

If the Named Executive Officer is terminated without cause, we may be obligated to make severance payments as described below. We may also be required to continue the Named Executive Officer’s employment benefits during any applicable severance period.

Edward J. Ryan / J. Scott Pagan

•	We are required to pay the Named Executive Officer his base salary and on-target short-term compensation for up to two years.

Allan Brett

•	We are required to pay the Named Executive Officer his base salary for up to one year and an amount equal to his annual average short-term compensation received over the two preceding years.

Chris Jones / Ken Wood

•
We are required to pay the Named Executive Officer his base salary for up to twelve months, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment to the end of the twelve month period.

CRSUs which the Named Executive Officer had elected to receive in lieu of short-term incentive grants vest immediately prior to the date of termination.

The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause, a prorated portion of the Named Executive Officer’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause within twelve months of a Change of Control (as defined below), then there will be immediate accelerated vesting of all of the Named Executive Officer’s Share Units using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

b. Material Adverse Change to the Named Executive Officer’s Terms of Employment

If there is an adverse change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide the payments or benefits to the Named Executive Officer outlined above in the section “Termination Without Cause”. Some examples of such an adverse change in the relationship between the Named Executive Officer and the Corporation are as follows:
•
A change in control described in the section below which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the Named Executive Officer that is committed by the Corporation.

c. Change of Control

In the limited circumstances where there is:

1.	A Corporate Transaction; and
2.	The surviving, successor or acquiring entity does not assume the outstanding Share Units;

then under the PRSU Plan all Share Units shall vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee. A “Corporate Transaction” is considered to be any of the following:

•	A Change of Control. A “Change of Control” includes:
o	A transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
o
During any two-year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

o
A transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

o	There is a transaction to sell all or substantially all of the assets of the Corporation;
•	A capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
•
An offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

•
An acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

•	A sale of all or substantially all of the assets of the Corporation or any subsidiary; or
•	An extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

In past fiscal years, Messrs. Brett, Jones and Wood have elected to receive their annual short-term incentive award in the form of CRSUs rather than cash. These unvested CRSUs represent earned and unpaid deferred incentive compensation and vest quarterly over a period of three years from when they elected to receive the CRSUs. The approximate fair market value of these CRSUs was $160,991 as of January 31, 2017. As the amounts are already earned, the fair market value of any remaining unvested CRSUs are payable to the applicable Named Executive Officer in the event of the termination of the Named Executive Officer’s employment or a Corporate Transaction.

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause” and/or upon a Change of Control may be found in the table below. This table sets forth the estimated amount of payments each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2017. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$28.41 per Common Share as reported on the TSX on January 31, 2017, the last trading day of fiscal 2017, converted to US dollars at the rate of 1 US dollar = 1.3030 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2017, the last business day of fiscal 2017. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $21.85 per Common Share as reported on NASDAQ on January 31, 2017, being the last trading day of fiscal 2017. Payments that would be incurred in Canadian dollars are also converted to US dollars at the rate of 1 US dollar = 1.3030 Canadian dollars. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. Severance amounts do not include amounts payable by the Corporation on account of, or in lieu of, employment benefits. The “Without Cause” summary information includes any deemed termination by the Corporation due to an adverse change in relationship between the Corporation and the Named Executive Officer.

Name	Event	Salary ($)	Short-term ($)	Stock Options ($)	CRSUs[1] ($)	Share Units ($)	Total ($)
Edward J. Ryan	Without Cause	850,000	850,000	–	–	543,774	2,243,774
	Without Cause Within 12 Months Of Change of Control	850,000	850,000	64,049	–	1,575,101	3,339,150
	Change of Control,	–	–	–	–	–	–
Allan Brett	Without Cause	300,000	150,000	–	27,291	196,606	673,897
	Without Cause Within 12 Months Of Change of Control	300,000	150,000	523,374	27,291	565,303	1,565,967
	Change of Control	–	–	–	27,291	–	27,291
J. Scott Pagan	Without Cause	600,000	504,000	–	–	372,907	1,476,907
	Without Cause Within 12 Months Of Change of Control	600,000	504,000	39,062	–	1,043,163	2,186,225
	Change of Control	–	–	–	–	–	–
Chris Jones	Without Cause	220,000	–	–	72,957	–	292,957
	Change of Control	–	–	–	72,957	–	72,957
Ken Wood	Without Cause	200,000	–	–	60,743	–	260,743
	Change of Control	–	–	–	60,743	–	60,743
___________________________
(1) Amounts in the column represent CRSUs for earned, but unpaid, deferred short-term incentive compensation for previous periods elected to be received in the form of CRSUs and which become payable upon termination or a Corporate Transaction.

Incentive Compensation Clawback Policy

In April 2015, the Board adopted an Incentive Compensation Clawback Policy (the “Clawback Policy”). The Clawback Policy authorizes the independent directors of the Corporation (the “Independent Committee”) to recover short-term and long-term incentive compensation of an executive officer, including any gains realized upon exercise or settlement of any share-based awards, in the following circumstances:

1.	the Corporation is required to prepare an accounting restatement due to non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);
2.	the executive officer engaged in gross negligence, intentional misconduct or fraud that either caused or significantly contributed to the non-compliance resulting in the Restatement; and
3.	the executive officer was over-compensated as a result of the Restatement.

If the Independent Committee concludes that such circumstances exist, it may in its sole discretion, to the extent that it considers such action to be in the best interests of the Corporation, direct the Corporation to take any combination of the following actions as it considers necessary or advisable for the Corporation to recover the amount of the excess incentive compensation and all costs incurred in recovering the incentive compensation: (a) require the executive officer to reimburse the Corporation; (b) withhold any amounts owing or that may become owing, or cancel any share-based awards outstanding (whether vested or unvested) or due to be granted or awarded, to the executive officer; and (c) such other action as the Independent Committee considers appropriate.

Equity Ownership Policies

The Corporation has equity ownership policies applicable to Management (the “Management Equity Ownership Policy”) and directors (the “Director Equity Ownership Policy”).

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the individual’s appointment to the office. Pursuant to the policy, within five years of becoming subject to the policy, the Named Executive Officers are required to attain and maintain the following equity ownership levels:

Position	Equity Ownership Level as a Multiple of Base Annual Salary
CEO	3X
President & COO	2X
Other NEOs	1X

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the individual’s election or appointment to the Board. Pursuant to the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain the following equity ownership level:

Position	Equity Ownership Level as a Multiple of Annual Base Retainer
Non-Management Director	3X

For the purposes of the Equity Ownership Policies, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Equity Ownership Policies,
•	Common Shares are included and valued at the greater of cost and Market Value; and
•	CRSUs, DSUs, RSUs and PSUs are included and valued at 50% of Market Value at the date of measurement.

During a period when a Named Executive Officer has not met the applicable equity ownership levels, the Named Executive Officer must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of a CRSU, RSU or PSU and elect to convert to RSUs 25% of the proceeds received by the Named Executive Officer pursuant to the Corporation’s incentive compensation plans. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to convert to DSUs 50% of the base annual retainer received by the director for serving on the Board and retain 25% of the Common Shares received on the exercise of options.

The following table identifies the equity ownership levels of each of the Named Executive Officers as at May 2nd, 2017 with reference to the minimum equity ownership levels required by the Management Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding May 2nd, 2017, being Cdn $31.45, converted to US dollars at the rate of 1 US dollar = 1.3660 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on May 1st, 2017. The table identifies the Market Value of all Common Share-based holdings (including in-the-money amounts for vested stock options) for the individual and the Market Value of Common Share-based holdings included for the purposes of calculation pursuant to the Management Equity Ownership Policy (which does not include in-the-money amounts for vested stock options). In determining the Market Value of Common Share-based holdings, the exercise price of any stock options is deducted. Minimum equity ownership levels are determined by multiplying the level set out in the Management Equity Ownership Policy for the applicable position by the individual’s current annual base salary converted to US dollars at the rate of 1 US dollar = 1.3660 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on May 1, 2017:

Name	Position	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
Edward J. Ryan	CEO	7,714,979	4,179,431	1,275,000	Yes
Allan Brett	CFO	1,512,723	442,269	300,000	Yes
J. Scott Pagan	President & COO	9,471,412	6,512,280	600,000	Yes
Chris Jones	NEO	1,355,614	1,187,537	220,000	Yes
Ken Wood	NEO	366,204	234,655	200,000	Yes

Director Compensation

Compensation Policies

Directors who are officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2017 based on the annual retainers for Board and committee work outlined in the table below.

Retainer	Amount
Annual Base Retainer	$50,000
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corporate Governance Committee Retainer	$10,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member
Lead Director Retainer	$17,500
Non-Executive Chair of the Board	$30,000 (in addition to Annual Base Retainer)
Annual Equity Grant – Non-Executive Chair	$135,000
Annual Equity Grant – All Other Non-Executive Directors	$110,000

Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board in person were compensated an additional $1,500 per meeting.

All annual retainers are paid in cash and/or DSUs. Each DSU granted has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her cash compensation for that fiscal year in the form of DSUs. Directors are required to receive a minimum of 50% of their retainer compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy described below.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2017, each non-employee member of the Board was also eligible for reimbursement of up to $3,000 per fiscal year (Non-Executive Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

The annual compensation paid to Directors in fiscal 2017 was unchanged from the previous fiscal year, other than the amount of the annual equity grant component which was increased by $15,000 for both the non-executive chair (increasing from $120,000 to $135,000)  and for all other non-executive directors (increasing from $95,000 to $110,000).  During the course of fiscal 2017, the Compensation Committee retained Meridian to provide advice with respect to compensation of non-executive directors. Following Meridian’s review, the Compensation Committee determined not to make any changes to director compensation for fiscal 2018.

Fiscal 2017 Compensation for Directors

The following table sets forth summary information concerning the annual compensation earned by each of the current non-executive directors of the Corporation for fiscal 2017.

Name	Fees Earned[1] ($)	Share-based Awards[2] ($)	Total[3] ($)
David Anderson	67,250	110,000	177,250
David I. Beatson	62,000	110,000	172,000
Deborah Close[4]	69,408	110,000	179,408
Eric Demirian[4]	80,000	135,000	215,000
Chris Hewat[4]	53,750	110,000	163,750
Jane O’Hagan[4]	72,250	110,000	182,250
John J. Walker	69,500	110,000	179,500
___________________________
(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) David Anderson – $67,250 (3,193); (ii) Deborah Close – $69,408 (3,293); (iii) Jane O’Hagan – $72,250 (3,431); and (iv) John J. Walker – $69,500 (3,303). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of DSUs under the DSU Plan (other than DSUs that directors elected to receive in lieu of fees). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant.
(3) Table does not include any amounts paid as reimbursement of expenses.
(4) Compensation is paid in Canadian dollars to non-employee directors who are resident in Canada. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3030 Canadian dollars, being the noon foreign exchange rate reported by the Bank of Canada on January 31, 2017, the last business day of fiscal 2017.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding share-based awards for each of the Corporation’s non-employee directors as at January 31, 2017. The Corporation’s non-employee directors did not hold any outstanding option-based awards as at May 2nd, 2017.

	Share-based Awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed[1]
	(#)	($)	($)
David Anderson	–	–	909,528
David I. Beatson	–	–	812,623
Deborah Close	–	–	331,858
Eric Demirian	–	–	903,738
Chris Hewat	–	–	857,372

Jane O’Hagan	–	–	570,110
John J. Walker	–	–	891,152
_____________________________
(1) All share based awards that have vested are in the form of DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board. The market value of DSUs was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2017 ($21.85).

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2017

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year[1] ($)
David Anderson	–	177,250
David I. Beatson	–	110,000
Deborah Close	–	113,293
Eric Demirian	–	135,000
Chris Hewat	–	110,000
Jane O’Hagan	–	182,250
John J. Walker	–	179,500
_____________________________
(1) Amounts shown are inclusive of annual share based awards plus any fees earned which are taken in the form of DSUs.  DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.

The following table identifies the equity ownership levels of each of the current Directors, other than Mr. Ryan, Chief Executive Officer, as at May 2nd, 2017 with reference to the minimum equity ownership levels required by the Director Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding May 2nd, 2017, being Cdn.$31.45 converted to US dollars at the rate of 1 US dollar = 1.3660, being the noon foreign exchange rate reported by the Bank of Canada on May 1st, 2017. Minimum equity ownership levels are determined by multiplying the level set out in the Director Equity Ownership Policy by the current annual base retainer (being $80,000 for Mr. Demirian in his role as Chair, and $50,000 for other directors):

Name	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
David Anderson	1,185,580	672,157	150,000	Yes
David Beatson	998,622	549,051	150,000	Yes
Deborah Close	376,292	184,107	150,000	Yes
Eric Demirian	1,208,450	706,370	240,000	Yes
Chris Hewat	1,040,880	566,825	150,000	Yes
Jane O’Hagan	633,200	309,803	150,000	Yes
John Walker	1,035,774	535,548	150,000	Yes

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2017 and May 2nd, 2017, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensation plans to employees and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2017 and May 2nd, 2017.
Plan Category	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(1) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(2) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(1) (#)
Equity compensation plans approved by shareholders(3)	1998 Stock Option Plan	January 31, 2017	351,321 (0.5%)	Cdn.$16.73	4,546,332 (6.0%)
	PRSU Plan		736,375 (1.0%)	N/A	181,843 (0.2%)
	1998 Stock Option Plan	May 2nd, 2017	538,734 (0.7%)	Cdn.$24.98	4,274,307 (5.6%)
	PRSU Plan		874,402 (1.2%)	N/A	43,816 (0.1%)
Equity compensation plans not approved by shareholders(4)		January 31, 2017	194,926 (0.3%)	Cdn.$15.36	N/A
		May 2nd, 2017	194,926 (0.3%)	Cdn.$15.36	N/A
TOTAL		January 31, 2017	1,282,622 (1.7%)	Cdn.$16.27	4,728,175 (6.2%)
		May 2nd, 2017	1,608,062 (2.1%)	Cdn.$22.62	4,318,123 (5.7%)
_____________________________
(1) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for unvested outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. In this chart, the number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(2) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.
(3) The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only current equity compensation plans that have been approved by shareholders pursuant to which the Corporation may issue previously-unissued Common Shares. Please see the section entitled “Matters to be Acted Upon at the Meeting – 4. Amendment and Restatement of 1998 Stock Option Plan” for proposed amendments to the 1998 Stock Option Plan which have not been reflected in the table above.
(4) In connection with Mr. Allan Brett joining the Corporation as Chief Financial Officer, on July 3, 2014 he was granted (a) stock options exercisable for 100,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share, (b) 6,642 RSUs redeemable for Common Shares, and (c) 6,642 PSUs redeemable for Common Shares. In connection with Mr. Michael Verhoeve joining the Corporation as General Counsel and Corporate Secretary, on July 3, 2014 he was granted stock options exercisable for 75,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share. The other material features of the foregoing options are the same as provided for under the Corporation’s 1998 Shareholder-Approved Stock Option Plan, but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – 1998 Shareholder-Approved Stock Option Plan”. The other material features of the foregoing RSUs and PSUs are the same as provided for under the Corporation’s PRSU Plan, but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”.  The foregoing equity compensation was, in each case, granted without shareholder approval, in compliance with an allowance under the rules of the TSX, as an inducement for such individual to enter into a contract of full time employment with the Corporation.

1998 Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an exercise price established upon approval of the grant by the Board. A maximum aggregate of 13,154,787 Common Shares are reserved for issuance under the 1998 Stock Option Plan.  As at each of January 31, 2017 and May 2nd, 2017, the Common Shares issuable pursuant to outstanding options under the 1998 Stock Option Plan were 351,321 and 538,734, respectively, and the aggregate number of Common Shares remaining available for issuance pursuant to further grants was 4,546,332 and 4,272,307, respectively.
As of May 2nd, 2017, an aggregate of 8,341,746 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 10.98% of the 75,969,296 Common Shares outstanding as of May 2nd, 2017.
When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed, and on which at least one board lot was traded, on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out. Notwithstanding any of the foregoing, the Compensation Committee of the Board has the sole and complete authority to take any action required by Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"), with respect to any awards under the 1998 Stock Option Plan that are intended to be performance-based compensation under Section 162(m) of the US Tax Code.

No options may be granted under the 1998 Stock Option Plan if, together with any of the Corporation’s other security based compensation arrangements of the Corporation, such grant of options could result in the aggregate number of Common Shares (i) issued to insiders, within any one-year period or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Common Shares; provided, however, that the number of options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

No options may be granted under the 1998 Stock Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Common Shares reserved for issuance to non-employee directors under the 1998 Stock Option Plan and all other security-based compensation arrangements of the Corporation exceeding 1.0% of the total number of Common Shares then-issued and outstanding; (ii) the aggregate value of options granted to the non-employee director during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements that do not provide for the granting of options (“Full Value Awards”), the grant date value of Common Shares, granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the  non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit.

The 1998 Stock Option Plan also provides for the issuance of SARs in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the TSX or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates, subject to the discretion of the Board. In the event of the death of a Participant, each option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

A Participant may assign or transfer one or more options granted under the 1998 Stock Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

The 1998 Stock Option Plan does not permit financial assistance to be provided to Participants to facilitate the purchase of Common Shares pursuant to options granted.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal,

provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares issuable by the Corporation under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase or delete the percentage limits on the aggregate number of Common Shares issuable or that could be issuable to insiders under the 1998 Stock Option Plan; (iv) any amendment that would increase or delete the maximum term during which options may be exercised pursuant to the 1998 Stock Option Plan to be greater than 10 years; (v) any amendment that would extend the expiry date of any outstanding option, subject to the expiry date occurring during a trading black-out; (vi) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan) including a cancellation of an option and re-grant of an option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the option; (vii) any exchange for cash or other entitlements of an option for which the exercise price is equal to, or less than, the fair market value of a Common Share; (viii) any amendment that would permit transfers or assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (x) any amendment to increase or delete the value of options granted or the percentage limit relating to Common Shares issuable, in each case, to non-executive directors; (xi) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; (xii) any amendment to provide for other types of compensation through equity issuance; and (xiii) any amendment to the amendment procedures. Any amendment other than those expressly enumerated in the 1998 Stock Option Plan or that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without shareholder approval.

Amendments Since January 1, 2016
On April 26, 2016, the Board made several changes which did not require shareholder approval. These changes are reflected in the description of the 1998 Stock Option Plan above. The significant amendments which did not require shareholder approval revised the 1998 Stock Option Plan as follows:
-
to provide that no options may be granted if, together with any of the Corporation’s other security based compensation arrangements, the grant could result in the aggregate number of Common Shares (i) issued to insiders, within any one-year period or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Common Shares;

-
to limit the annual and aggregate value of option or share based compensation granted or outstanding to non-employee directors such that no options may be granted to any non-employee director if such grant would result in: (i) the aggregate number of Common Shares reserved for issuance to non-employee directors under the 1998 Stock Option Plan and all other security-based compensation arrangements exceeding 1.0% of the total Common Shares; (ii) the aggregate value of options granted to the non-employee director during the Corporation’s fiscal year exceeding $100,000; or (iii)

the aggregate value of options and, in the case of Full Value Awards, the grant date value of Common Shares, granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the  non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit;
-	to remove provisions that previously permitted low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted; and
-
to address Section 162(m) and Section 409A of the Code, including by amending the anti-dilution and decision-making authority provisions and providing that the number of options or SARs that may be granted to any Participant in any one calendar year shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis) as of April 26, 2016.

On April 26, 2016, the Board also made several changes, subject to approval by shareholders, which approval was received at the Corporation’s annual and special meeting of shareholders held on May 26, 2016. These changes are reflected in the description of the 1998 Stock Option Plan above. The significant amendments which the shareholders approved were as follows:
-	to increase the number of Common Shares reserved for issuance under the 1998 Stock Option Plan by an additional 4,500,000 Common Shares;
-
to remove the requirement that the aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a fully-diluted basis);

-	to revise the definition of “Participants” in the 1998 Stock Option Plan to provide that certain non-individuals can be assignees of grants under the 1998 Stock Option Plan, but not Participants;
-
to remove “, or to a personal holding corporation wholly owned by such Participant(s) or to a registered retirement savings plan established for the sole benefit of such Participant(s),” from the definition of “Participants” and instead provide that such personal holding corporations and registered retirement savings plans may be permitted assignees or transferees of awards under the 1998 Stock Option Plan;

-
to revise the amending procedures in the 1998 Stock Option Plan to, among other things, require the approval of holders of Common Shares for: any exchange for cash or other entitlements of an option for which the exercise price is equal to, or less than, the fair market value of a Common Share; any amendment to increase or delete the value of options granted or the percentage limit relating to Common Shares issuable, in each case, to non-executive directors; any amendment to provide for other types of compensation through equity issuance; any amendment to increase or delete the percentage limits on the aggregate number of Common Shares issuable or that can be issued to insiders; and any amendment to the amendment procedures;

-	to clarify that any amendments other than those expressly enumerated may be made by the Board without shareholder approval; and
-	to ensure the Corporation’s ability to deduct qualified performance-based compensation to certain executive officers under Section 162(m) of the Code.

PRSU Plan

On April 30, 2012, the Board adopted the PRSU Plan pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of RSUs and/or PSUs. The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan received shareholder approval at the Annual and Special Meeting of Shareholders of the Corporation held on May 31, 2012. As of May 2nd, 2017, there were 427,236 PSUs and 292,378 RSUs issued and outstanding pursuant to the PRSU Plan, with a potential of up to a further 154,788 PSUs being earned if a maximum 2.0 performance factor is achieved in respect of the outstanding PSU awards.

The maximum number of Common Shares currently available for issuance under the PRSU Plan is 1,087,500 Common Shares, representing 1.4% of the issued and outstanding Common Shares as at May 2nd, 2017; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed  will not again be available for issuance under the PRSU Plan.

On April 25th, 2017, the Board approved, subject to the approval of the Corporation’s shareholders and the approval of the TSX, an amendment to the PRSU Plan to increase the aggregate number of Common Shares reserved for issuance under the PRSU Plan by an additional 1,500,000 Common Shares. If shareholders approve the PRSU Plan Resolution, the maximum number of Common Shares issuable under the PRSU Plan to pay awards will increase to 2,587,500 Common Shares, being approximately 3.41% of the issued and outstanding Common Shares as at May 2nd, 2017. Please see the section entitled “Matters to be Acted Upon at the Meeting – 4. Amendment to the Corporation’s PRSU Plan” for additional details on the proposed increase to the fixed limit of Common Shares issuable under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding securities of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding securities of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned.  Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the “Fair Market Value” (as defined below) as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account.  From time to time, a participant’s share unit account will be credited with dividend share units in the form of additional PSUs (“Dividend PSUs”) or additional RSUs (“Dividend RSUs”) (Dividend PSUs and Dividend RSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

“Fair Market Value” for these purposes means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the five trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the five day period divided by the total number of Common Shares traded over the five day period on that exchange).

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for outstanding grants, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.
Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the participant’s termination date. All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one.  Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. If any provision of the PRSU Plan contravenes the US Tax Code Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Tax Code Section 409A, or to avoid incurring taxes, interest or penalties under US Tax Code Section 409A, and otherwise; (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. participant of the applicable provision without materially increasing the cost to the Corporation or contravening US Tax Code Section 409A.  However, shareholder approval (by a majority of votes cast) is required for:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vi)	amendments to the amending provision within the PRSU Plan.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

No new awards of Share Units may be made under the PRSU Plan after April 30, 2022, being the tenth anniversary of the PRSU Plan’s effective date.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No

Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2017, or any person nominated for election to the Board at the Meeting, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at May 2nd, 2017, or has been, at any time since the beginning of fiscal 2017, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2017 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2017. For fiscal 2017, the Corporation incurred fees of approximately Cdn.$390,253 for legal services rendered by Blake, Cassels & Graydon LLP.
            Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation at any time since the beginning of fiscal 2017, or any person nominated for election to the Board at the Meeting, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2017 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2017 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2018.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 2nd, 2017.

THE DESCARTES SYSTEM GROUP INC.

Michael Verhoeve
Corporate Secretary

SCHEDULE “A”
SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN
The following is a summary of key features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan Agreement, a copy of which is available on www.sedar.com or also on request from the Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.
(a)            Issuance of Rights
One Right was issued by the Corporation for each Common Share outstanding at the close of business on November 29, 2004, the date that the Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of the Corporation after such date and prior to the earlier of the Separation Time and the Expiration Time. The Amended Rights Plan reconfirms the Rights and the Corporation’s authority to continue issuing one new Right for each Common Share issued.
Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.
The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.
(b)            Trading of Rights
Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.
(c)            Separation Time
The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person or such later date as may from time to time be determined by the Board; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to qualify as such.
In any case, the Separation Time can be such later date as may from time to time be determined by the Board. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.
(d)            Acquiring Person
In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Rights Plan. However, in general:
(i)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(ii)
an “Exempt Acquisition” means an acquisition of Common Shares in respect of which the Board has waived the application of the Amended Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation arrangement, merger or other statutory procedure requiring approval of the Corporation’s shareholders;

(iii)
a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a “Pro Rata Acquisition” means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common  Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group, acting in such capacity, who are acting in connection with a distribution of securities by way of prospectus, registration statement or private placement.
(e)            Beneficial Ownership
General
In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).
A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). Generally, a Person is a Joint Actor with any Person who (i) is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares or (ii) is an Associate or Affiliate of the first Person or any Person referred to in (i).
Institutional Shareholder Exemptions from Beneficial Ownership
The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.
A Person will not be deemed to “Beneficially Own” a security solely because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the

security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.
Exemption for Permitted Lock-up Agreement
Under the Amended Rights Plan, a Person will not be deemed to “Beneficially Own” any security solely because the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person’s Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.
A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares and/or Convertible Securities (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lockup Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares and/or Convertible Securities subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.
A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Common Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit such Common Shares and/or Convertible Securities to another Take-Over Bid or support another transaction.
(f) Flip-in Event
A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $75 and the Market Price of the Common Shares is $30, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $150 (that is, five Common Shares) for $75 (that is, a 50% discount from the Market Price).
(g)            Permitted Bid and Competing Permitted Bid
A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:
(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;
(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:
A.
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the earlier of (1) the date 105 days following the date of the Take-over Bid and (2) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104;

B.
unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.
more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.
in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not necessarily required to remain open for 105 days so long as it is open until the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.
(h)            Redemption, Waiver and Termination
(i)
Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Amended Rights Plan Agreement (the “Redemption Price”).
(ii)
Waiver of Inadvertent Acquisition. The Board acting in good faith may waive or agree to waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a Person became an Acquiring Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived or has deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under the applicable clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Amended Rights Plan, the Board shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. However, if the Board waives the application of the Amended Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i)            Anti-Dilution Adjustments
The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:
(a)
if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

(b)	a subdivision or consolidation of the Common Shares,
(c)
an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation; or

(d)
if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)            Supplements and Amendments
The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Amended Rights Plan Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.
Subject to the above exceptions, any amendment, variation or deletion of or from the Amended Rights Plan Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.
Under the Amended Rights Plan Agreement, such required approval of the holders of Common Shares regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of the holders of Common Shares in compliance with the Amended Rights Plan Agreement.
Under the Amended Rights Plan Agreement, such required approval of the holders of Rights regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by the holders of Rights at a meeting of such holders in compliance with the Amended Rights Plan Agreement.
The Board reserves the right to alter any terms of the Amended Rights Plan Agreement or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.
(k)            Expiration
If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect and remain in force until the earlier of the Termination Time

(the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan) and the termination of the annual meeting of the shareholders in the calendar year 2020 unless at or prior to such meeting the Corporation’s shareholders ratify the continued existence of the Amended Rights Plan on the basis described below, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of the Corporation’s shareholders in the year that is three years after the year in which such ratification occurs.
At or prior to the annual meeting of the shareholders of the Corporation in the calendar year 2020, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board shall, immediately upon the confirmation by the chair of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

SCHEDULE “B”
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed twelve acquisitions since the beginning of fiscal 2015, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY17, Q3FY17, Q2FY17 and Q1FY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY17	Q3FY17	Q2FY17	Q1FY17
Net income, as reported on Consolidated Statements of Operations	6.1	5.9	5.8	6.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.2	0.2	0.1
Investment income	-	(0.1)	(0.8)	(0.5)
Income tax expense	1.9	1.8	2.0	1.9
Depreciation expense	1.1	1.0	0.9	0.7
Amortization of intangible assets	7.8	7.5	7.6	7.2
Stock-based compensation and related taxes	0.6	0.5	0.7	0.5
Acquisition-related expenses	0.9	0.6	0.8	0.7
Restructuring charges	-	0.4	-	-
Adjusted EBITDA	18.5	17.8	17.2	16.6

Revenues	52.8	51.5	50.5	48.9
Net income as a % of revenues	12%	11%	11%	12%
Adjusted EBITDA as a % of revenues	35%	35%	34%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage to net income reported in our audited Consolidated Statements of Operations for the years ended January 31, 2017, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY17
Net income, as reported on Consolidated Statements of Operations	23.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6
Investment income	(1.4)
Income tax expense	7.7
Depreciation expense	3.6
Amortization of intangible assets	30.0

B-1

Stock-based compensation and related taxes	2.4
Acquisition-related expenses	3.0
Restructuring charges	0.4
Adjusted EBITDA	70.1

Revenues	203.8
Net income as a % of revenues	12%
Adjusted EBITDA as a % of revenues	34%

B-2

SCHEDULE “C”
THE DESCARTES SYSTEMS GROUP INC.
MANDATE FOR
THE BOARD OF DIRECTORS
1. PURPOSE
1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chair of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings shall be established in accordance with the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director – The Chair of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities – Each director is expected to use his or her best efforts to attend all meetings of the Board and any committee of which he or she is a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare his or her interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which management is not present. The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which non-independent directors are not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by applicable law and any binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).  While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees.
1.	Strategic Planning
a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring - At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.
General – The Board shall provide regular oversight of the Company’s enterprise risk management practices either directly, or through its committees, which shall report to the Board with respect to risk oversight undertaken in accordance with their respective charters. The Board shall, with the assistance of its committees, oversee management’s assessment, management and monitoring of key risks affecting the Company and the Company’s risk management/monitoring systems.

b.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management.

3.	Human Resource Management
a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Compensation Committee, as applicable, review the Lead Director, Chair of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Governing Documents – At least annually, the Board shall review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chair of the Board and the Lead Director and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.
Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

d.
Ethics Reporting- At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Conduct.

5.	Financial Information
a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General – The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

c.	Shareholder Engagement – At least annually, the Board shall review the Company’s approach to shareholder engagement.
7.	Committees of the Board
a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated to each of its committees those responsibilities set out in each Board committee's mandate.
c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

8.	Auditors
a.	In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.
4. DIRECTOR ORIENTATION, EDUCATION AND EVALUATION
1.	Each director shall participate in the Company’s orientation and ongoing education program.
2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
1.	This mandate was last revised and approved by the Board on March 2, 2016.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110 x202358
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-0082
e-mail: info@descartes.com

www.descartes.com